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Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
Dot Hill Systems Corp.
a Delaware Corporation
at
$9.75 Net Per Share
by
Denali Acquisition Sub Corp.
a wholly owned subsidiary of
Seagate HDD Cayman
a wholly owned indirect subsidiary of
Seagate Technology Public Limited Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M. (EASTERN TIME) ON OCTOBER 6, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

        Denali Acquisition Sub Corp. ("Purchaser"), a wholly-owned subsidiary of Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands ("Parent"), is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Dot Hill Systems Corp., a Delaware corporation (the "Company" or "Dot Hill") at a purchase price of $9.75 per Share (the "Offer Price"), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Acquisition Agreement (as described below), constitutes the "Offer"). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The date and time at which the Offer expires by its terms (as it may be extended in accordance with the Acquisition Agreement described below) is referred to herein as the "Expiration Date" and the date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the "Acceptance Time."

        Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, unless, at the Expiration Date, (i) the number of Shares validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), taken together with any Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received," as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware, by the depositary for the Offer pursuant to such procedures), (ii) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger (as described below)) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated, (iii) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the antitrust laws of any jurisdiction outside the U.S. that are applicable to such transactions in the reasonable judgment of Parent have expired or been terminated, and (iv) any approvals, consents, authorizations or similar clearances required under the antitrust laws of any jurisdiction outside the U.S. that are applicable to such transactions in the reasonable judgment of Parent have been received or obtained. In addition, Purchaser will not be required to accept any Shares for payment pursuant to the Offer if, at the Expiration Date, (i) Dot Hill has breached its covenants required to be complied with under the Acquisition Agreement in any material respect, (ii) a "Company Material Adverse Effect" (as defined in Section 11—"The Acquisition Agreement; Other Agreements") has occurred and is continuing, or (iii) a governmental authority has (A) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Acquisition Agreement (including the Offer or the Merger) any applicable law that has the effect of making the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) or (B) issued or granted any order that remains in effect and has the effect of making any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger). The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—"Certain Conditions to the Offer". The Offer is not subject to any financing condition.

        The Offer is being made pursuant to an Acquisition Agreement, dated as of August 18, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the "Acquisition Agreement"), by and among Parent, Purchaser and Dot Hill. The Acquisition Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the satisfaction or waiver of conditions set forth in the Acquisition Agreement, Purchaser will be merged with and into Dot Hill (the "Merger"), with Dot Hill continuing as the surviving corporation (the "Surviving Corporation") of the Merger and a wholly owned subsidiary of Parent. The closing of the Merger will occur promptly after the consummation of the Offer and is referred to as the "Merger Closing." As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than (i) Shares owned by Parent, Purchaser, Dot Hill or any direct or indirect wholly owned subsidiary of Parent, Purchaser or Dot Hill and (ii) Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. As a result of the Merger, Dot Hill will cease to be a publicly traded company and will become wholly owned by Parent.

        After careful consideration, Dot Hill's board of directors, among other things, has unanimously (i) determined that the Acquisition Agreement is advisable, (ii) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Dot Hill and its stockholders, (iii) approved the execution, delivery and performance by Dot Hill of the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger will be governed by Section 251(h) of the DGCL, and (v) resolved to recommend that Dot Hill's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Acquisition Agreement.

        A summary of the principal terms of the Offer appears on pages 1 through 9. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

September 1, 2015

 IMPORTANT

        If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the "Depositary"), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares", in each case prior to 12:01 a.m. (Eastern Time) on October 6, 2015, unless we extend the Offer pursuant to the terms of the Acquisition Agreement or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

        Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares".

        Questions and requests for assistance should be directed to the Information Agent (as described below) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the "SEC") at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

        This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

        The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

        D.F. King & Co., Inc.

48 Wall Street
New York, New York 10005
Stockholders may call toll free: (866) 406-2283
Banks and Brokers may call collect: (212) 269-5550
Email: dothill@dfking.com

 SUMMARY TERM SHEET

        The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics addressed below. The information concerning Dot Hill contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Dot Hill or has been taken from or is based upon publicly available documents or records of Dot Hill on file with the United States Securities and Exchange Commission (the "SEC") or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information, but Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Dot Hill, provided by Dot Hill, or taken from or based upon such documents and records filed with the SEC, are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Dot Hill Systems Corp.
Price Offered Per Share
$9.75, referred to as the "Offer Price", without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings
Scheduled Expiration of Offer	12:01 a.m. (Eastern Time) on October 6, 2015, unless the offer is extended or earlier terminated. See Section 1—"Terms of the Offer"
Purchaser	Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands

Who is offering to buy my Shares?

        Denali Acquisition Sub Corp., referred to as "Purchaser", a wholly owned subsidiary of Seagate HDD Cayman, referred to as "Parent," itself an indirect wholly owned subsidiary of Seagate Technology PLC, referred to as "Ultimate Parent", is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.001 per share, of Dot Hill Systems Corp, referred to as the "Company" or "Dot Hill." Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Dot Hill in accordance with the Acquisition Agreement (as described below) and the General Corporation Law of the State of Delaware, or any successor statute thereto (the "DGCL"), referred to as the "Merger."

        Unless the context indicates otherwise, in this Offer to Purchase, we use the terms "us," "we" and "our" to refer to Purchaser and, where appropriate, Parent and Ultimate Parent. We use the term "Parent" to refer to Seagate HDD Cayman alone, the term "Purchaser" to refer to Denali Acquisition Sub Corp. alone, "Ultimate Parent" to refer to Seagate Technology PLC alone, and the term "Dot Hill" to refer to Dot Hill Systems Corp. alone.

Which Shares are Purchaser offering to purchase in the Offer?

        Purchaser is offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of Dot Hill on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term "Offer" to refer to this offer and the term "Shares" to refer to shares of common stock, par value $0.001 per share, of Dot Hill that are the subject of the Offer.

        See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer".

How many Shares is Purchaser offering to purchase in the Offer?

        Purchaser is offering to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

        See the "Introduction" and Section 1—"Terms of the Offer".

What is Purchaser offering to pay for Shares?

        Purchaser is offering to pay the Offer Price, consisting of $9.75 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings (the "Merger Consideration"). If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

        See the "Introduction", Section 1—"Terms of the Offer" and Section 2—"Acceptance for Payment and Payment for Shares".

What will happen to stock options, restricted stock and the warrant in the Offer?

        At the Effective Time, each option to purchase Shares outstanding under any of the 2000 Amended and Restated Equity Incentive Plan, the 2009 Equity Incentive Plan, as amended, and the 2000 Non-Employee Directors' Stock Option Plan (the "Company Stock Plans") or otherwise (a "Company Option") that is then outstanding, unvested and held by an employee or service provider who continues such service with Parent, Dot Hill or their respective subsidiaries, subject to certain conditions (each such option a "Continuing Option") will be assumed by Ultimate Parent. Each Continuing Option assumed by Ultimate Parent will continue to have and be subject to the same terms and conditions of such option immediately prior to the Effective Time, including vesting restrictions, except for administrative changes that are not adverse to the holder or to which the holder consents and except that (x) each assumed Continuing Option will be exercisable for a number of shares of common stock of Ultimate Parent equal to the product of the number of shares of Dot Hill common stock that would be issuable upon exercise of the option immediately prior to the Effective Time multiplied by a quotient obtained by dividing (I) the Merger Consideration by (II) the average closing price of Ultimate Parent's common stock on the NASDAQ Global Select Market for the five trading days immediately preceding (but not including) the Effective Time (the "Exchange Ratio"), rounded down to the nearest whole number of shares of Ultimate Parent common stock; (y) the per share exercise price for the Ultimate Parent common stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the per share exercise price for such assumed option immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent; and (z) all references to the "Company" in the applicable Company Stock Plans and the applicable Company Option agreements will be references to Ultimate Parent.

        Each Company Option that is outstanding and vested by its terms (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) and each outstanding and unvested Company Option that is not a Continuing Option (each such option, a "Terminating Option") will be cancelled immediately prior to the Effective Time and will be converted automatically into the right to receive, as soon as practicable after the Effective Time (but not later than 30 days after the Effective Time), an amount in cash determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price of such Terminating Option by (y) the number of Shares subject to each Terminating Option, less all applicable deductions and withholdings required to be withheld in respect of such payment. Each Terminating Option that is outstanding and unexercised immediately prior to the Effective Time that has an exercise price equal to or greater than the Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor and the holder of such Terminating Option will cease to have any rights with respect thereto.

        Holders of Shares that are subject to vesting or forfeiture or repurchase by the Company (the "Restricted Shares") will be treated the same as holders of non-restricted Shares, except that each Restricted Share that is outstanding and unvested as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) will be converted into the right to receive the Merger Consideration, which will be subject to, and payable to the holder of such Restricted Shares, in accordance with and subject to the vesting schedule, right of repurchase and forfeiture provisions applicable to such Restricted Shares as in effect immediately prior to the Effective Time.

What are the material U.S. federal income tax consequences of tendering Shares?

        For U.S. Holders (as defined in Section 5—"Material U.S. Federal Income Tax Consequences"), the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will result in the recognition of gain or loss in an amount equal to the difference, if any, between the amount of cash that such U.S. Holder receives in the Offer or the Merger and such U.S. Holder's adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger.

        A Non-U.S. Holder (as defined in Section 5—"Material U.S. Federal Income Tax Consequences") generally will not be subject to U.S. federal income tax with respect to the exchange of common stock for cash in the Merger unless such Non-U.S. Holder has certain connections to the United States.

        We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger. See Section 5—"Material U.S. Federal Income Tax Consequences" for a more detailed discussion of the tax consequences of the Offer and the Merger.

Does Purchaser have the financial resources to make payment?

        Yes, we will have sufficient resources available to us. We estimate that we will need approximately $701 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of certain outstanding in-the-money options and Restricted Shares), and to pay related transaction fees and expenses. Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares that are tendered in the Offer because Seagate Technology International, an exempted limited liability company incorporated and existing under the laws of the Cayman Islands and an indirect subsidiary of Ultimate Parent, will contribute or otherwise advance funds to Parent, who in turn will contribute or otherwise advance funds to Purchaser to enable Purchaser to pay for the Shares that are tendered in the Offer. Parent and Seagate Technology International intend to fund the purchase of all Shares tendered in the tender offer using cash on hand. The Offer is not subject to any financing condition.

        See Section 9—"Source and Amount of Funds".

Is Purchaser's financial condition relevant to my decision to tender my Shares?

        No, we do not believe Purchaser's financial condition is relevant to your decision to tender your Shares in the Offer because:

  •
  Purchaser was organized solely in connection with the Offer and the Merger and will not carry on any activities other than in connection with the Offer and the Merger prior to the Expiration Date;

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  if we consummate the Offer, we will acquire all remaining shares for the same cash price in the Merger;

  •
  Ultimate Parent will cause Purchaser to have sufficient funds to consummate the purchase of the Shares; and

  •
  the Offer is not subject to any financing condition.

Is there an agreement governing the Offer?

        Yes. Parent, Purchaser and Dot Hill have entered into the Acquisition Agreement. Pursuant to the Acquisition Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Dot Hill. See Section 11—"The Acquisition Agreement; Other Agreements."

What are the most significant conditions to the Offer?

        The Offer is conditioned upon, among other things:

  (1)
  at the scheduled expiration of the Offer, there will have been validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares) a number of Shares that, taken together with any Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received," as such term is defined in Section 251(h) of the DGCL, by the depositary pursuant to such procedures) (the "Minimum Condition");

  (2)
  at the scheduled expiration of the Offer, either (A) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), will have expired or been terminated, or (B) the waiting periods (and extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the antitrust laws of any jurisdiction outside the U.S. that are applicable to such transactions in the reasonable judgment of Parent will not have expired or been terminated, or (C) any approvals, consents, authorizations or similar clearances required under the antitrust laws of any jurisdiction outside the U.S. that are applicable to such transactions in the reasonable judgment of Parent will not have been received or obtained (clauses (A), (B) and (C) together, the "Regulatory Condition");

        (3)   no governmental authority will have:

    (A)
    enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Acquisition Agreement (including the Offer or the Merger) any applicable law that has the effect of making the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger), or

    (B)
    issued or granted any order that remains in effect and has the effect of making any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) ((A) and (B) together, the "Governmental Authority Condition"); and

  (4)
  the absence of a continuing "Company Material Adverse Effect" (as defined in Section 11—"The Acquisition Agreement; Other Agreements") (the "MAE Condition").

  In addition, the Offer is subject to the other conditions set forth in Section 15—"Certain Conditions to the Offer".

Can the Offer be extended and under what circumstances?

        Yes. We have agreed in the Acquisition Agreement that, subject to our rights to terminate the Acquisition Agreement in accordance with its terms:

  •
  Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the SEC (or its staff) that is applicable to the Offer or any rule or regulation of the NASDAQ Global Market ("NASDAQ") that is applicable to the Offer;

  •
  in the event that the Regulatory Condition is not satisfied or waived as of any scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive extension periods of ten (10) business days each in order to further seek to satisfy the Regulatory Condition;

  •
  in the event that the condition to the Offer relating to the accuracy of representations and warranties of Dot Hill set forth in the Acquisition Agreement or the MAE Condition is not satisfied or waived as of any scheduled Expiration Date as a result of the occurrence of a Company Material Adverse Effect, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive extension periods of ten (10) business days each in order to enable Dot Hill to further seek to satisfy those conditions;

  •
  in the event that any of the conditions to the Offer are not satisfied or waived as of any scheduled Expiration Date, Purchaser may (but will not be required to) extend the Offer for one or more successive extension periods of up to ten (10) business days each in order to further seek to satisfy the conditions to the Offer; and

  •
  in the event that each of the conditions to the Offer (other than the Minimum Condition) are not satisfied or waived as of any scheduled Expiration Date but the Minimum Condition is not satisfied as of such scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one extension period of ten (10) business days in order to seek to satisfy the Minimum Condition.

        In no event are we required to (or permitted, without the prior written consent of Dot Hill, to) extend the Offer beyond August 18, 2016. Further, subject to our rights to terminate the Acquisition Agreement in accordance with its terms, we are not permitted to withdraw or terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Dot Hill.

        See Section 1—"Terms of the Offer" of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

        If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer ("Depositary"), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (Eastern Time) the business day following the date on which the Offer was scheduled to expire.

        See Section 1—"Terms of the Offer".

Have any Dot Hill stockholders agreed to tender their Shares?

        Yes. As a condition to Parent and Purchaser's willingness to enter into the Acquisition Agreement, (i) the President and Chief Executive Officer of Dot Hill and the Senior Vice President and Chief Financial Officer of Dot Hill (together the "Executive Officers") and (ii) the other directors and certain officers of the Company (the "Other Stockholders") entered into support agreements (the "Support Agreements") with Parent and Purchaser. Under the Support Agreements, each such Executive Officer and Other Stockholder agreed, among other things, to (a) in the case of the Executive Officers, tender his or her Shares (inclusive of Restricted Shares) (collectively, the "Executive Officer Covered Shares") or (b) in the case of the Other Stockholders, tender his or her freely held Shares (collectively, with the Executive Officer Covered Shares, the "Covered Shares") and not to tender his or her Restricted Shares, in each case pursuant to the Offer and, if necessary, vote his, her or its Covered Shares in favor of the adoption of the Acquisition Agreement.

        See Section 8—"Certain Information Concerning Ultimate Parent, Parent and Purchaser" and Section 11—"The Acquisition Agreement; Other Agreements—Support Agreements".

Does Dot Hill's board of directors recommend that I tender my Shares?

        After careful consideration, Dot Hill's board of directors (the "Dot Hill Board"), among other things, has unanimously:

  •
  determined that the Acquisition Agreement is advisable;

  •
  determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of, Dot Hill and its stockholders;

  •
  approved the execution, delivery and performance by Dot Hill of the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger;

  •
  agreed that the Merger will be governed by Section 251(h) of the DGCL; and

  •
  resolved to recommend that Dot Hill's stockholders tender their Shares to Purchaser pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Acquisition Agreement.

        A more complete description of the reasons for the Dot Hill Board's approval of the Offer and the Merger is set forth in Dot Hill's Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to Dot Hill's stockholders with this Offer to Purchase.

How do I tender my Shares?

        If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer not later than the Expiration Date:

  •
  by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the

    Depositary (as described below) or (B) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

  •
  by following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase.

        The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you cannot deliver everything required to make a valid tender to the Depositary before the Expiration Date, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and The New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within three NASDAQ trading days. However, the Depositary must receive the missing items within that three NASDAQ trading day period.

        See Section 3—"Procedures for Accepting the Offer and Tendering Shares".

How long do I have to decide whether to tender my Shares in the Offer?

        You will have until 12:01 a.m. (Eastern Time) on October 6, 2015 to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Acquisition Agreement (the date and time at which the Offer expires by its terms (as it may be extended in accordance with the Acquisition Agreement), the "Expiration Date") or the Offer is earlier terminated in the event that the Acquisition Agreement is terminated.

        See Section 1—"Terms of the Offer" and Section 3—"Procedures for Accepting the Offer and Tendering Shares".

May I withdraw previously tendered Shares?

        Yes. To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

        See Section 4—"Withdrawal Rights".

Until what time may I withdraw previously tendered Shares?

        You may withdraw your previously tendered Shares at any time prior to 12:01 a.m. (Eastern Time) on October 6, 2015, or such later date as the Offer may be extended and, unless accepted for payment by Purchaser pursuant to the Offer, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, previously tendered Shares may also be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase.

        See Section 4—"Withdrawal Rights".

If I tender my Shares, when and how will I get paid?

        If the conditions to the Offer as set forth in Section 15—"Certain Conditions to the Offer" are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $9.75 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, promptly following the expiration of the Offer. See Section 1—"Terms of the Offer" and Section 2—"Acceptance for Payment and Payment of Shares."

If I decide not to tender my Shares in the Offer, how will the Offer affect my Shares?

        If the Offer is consummated and certain other conditions are met, the Merger will be consummated promptly thereafter and all of the Shares then outstanding (other than Shares owned by Parent, Purchaser, Dot Hill or any direct or indirect wholly owned subsidiary of Parent, Purchaser or Dot Hill, and Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. Therefore, if the Offer and the Merger are consummated, the only difference between tendering your Shares in the Offer and not tendering your Shares in the Offer is that you will be paid somewhat earlier if you tender your Shares in the Offer.

        See the "Introduction" to this Offer to Purchase and Section 13—"Certain Effects of the Offer".

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

        Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 15—"Certain Conditions to the Offer"), then, in accordance with the terms of the Acquisition Agreement, we will complete the Merger without a vote of Dot Hill's stockholders pursuant to Section 251(h) of the DGCL.

Will there be a subsequent offering period?

        No. Pursuant to Section 251(h) of the DGCL and due to the obligations of Parent, Purchaser and Dot Hill under the Acquisition Agreement, we expect the Merger to occur following the Acceptance Time without a subsequent offering period. See Section 1—"Terms of the Offer."

If the Offer is consummated, what will happen to Dot Hill?

        If the Offer is consummated, we intend to consummate the Merger promptly thereafter, wherein Purchaser will be merged with and into Dot Hill and Dot Hill will survive as a wholly owned subsidiary of Parent. No vote of Dot Hill's stockholders will be required to consummate the Merger. If the Merger is consummated, Dot Hill will no longer be publicly traded.

        See Section 13—"Certain Effects of the Offer".

Will I have appraisal rights in connection with the Offer?

        No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

        See Section 17—"Appraisal Rights".

Who should I call if I have questions about the Offer?

        You may call D.F. King & Co., Inc. at (866) 406-2283 (Toll Free) or email D.F. King & Co., Inc. at dothill@dfking.com. D.F. King & Co., Inc. is acting as the information agent for the Offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of
Shares of Common Stock of Dot Hill,

INTRODUCTION

        Denali Acquisition Sub Corp. (the "Purchaser"), a wholly owned subsidiary of Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (the "Parent"), is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Dot Hill Systems Corp., a Delaware corporation (the "Company" or "Dot Hill") at a purchase price of $9.75 per Share (the "Offer Price"), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Acquisition Agreement (as described below), constitutes the "Offer"). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The date and time at which the Offer expires by its terms (as it may be extended in accordance with the Acquisition Agreement described below) is referred to herein as the "Expiration Date" and the date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the "Acceptance Time."

        Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

        Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, unless, at the Expiration Date, (i) the number of Shares validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), taken together with any Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received," as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the "DGCL"), by the depositary for the Offer pursuant to such procedures), (ii) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated, (iii) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the antitrust laws of any jurisdiction outside the U.S. that are applicable to such transactions in the reasonable judgment of Parent have expired or been terminated, and (iv) any approvals, consents, authorizations or similar clearances required under the antitrust laws of any jurisdiction outside the U.S. that are applicable to such transactions in the reasonable judgment of Parent have been received or obtained (subsections (ii), (iii) and (iv) together, the "Regulatory Condition"). In addition, Purchaser will not be required to accept any Shares for payment pursuant to the Offer if, at the Expiration Date, (i) Dot Hill has breached its covenants under the Acquisition Agreement in any material respect, (ii) a "Company Material Adverse Effect" (as defined in Section 11—"The Acquisition Agreement; Other Agreements") has occurred and is continuing, or (iii) a governmental authority has (A) enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Acquisition Agreement (including the Offer or the Merger) any applicable law that has the effect of making the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) or (B) issued or granted any order that remains in effect and has the effect of making any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) ((A) and (B) together, the "Governmental Authority Condition"). The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15—"Certain Conditions to the Offer". The Offer is not subject to any financing condition.

        The Offer is being made pursuant to an Acquisition Agreement, dated as of August 18, 2015 (as it may be amended or supplemented from time to time in accordance with its terms, the "Acquisition Agreement"), by and among Parent, Purchaser and Dot Hill. The Acquisition Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the satisfaction or waiver of conditions set forth in the Acquisition Agreement, Purchaser will be merged with and into Dot Hill (the "Merger"), with Dot Hill continuing as the surviving corporation (the "Surviving Corporation") of the Merger and a wholly-owned subsidiary of Parent. The closing of the Merger (the "Merger Closing") will occur as soon as practicable following the Acceptance Time and in any event no later than the second business day (unless Parent and Dot Hill agree on another time) after the satisfaction or waiver (to the extent permitted under the Acquisition Agreement) of the last to be satisfied or waived of the conditions to the Merger Closing (other than those conditions that by their terms are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver (to the extent permitted under the Acquisition Agreement) of those conditions). As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time"), other than (i) Shares owned by Parent, Purchaser, Dot Hill or any direct or indirect wholly owned subsidiary of Parent, Purchaser or Dot Hill and (ii) Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL, will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. As a result of the Merger, Dot Hill will cease to be a publicly traded company and will become wholly owned by Parent.

        After careful consideration, Dot Hill's board of directors (the "Dot Hill Board"), among other things, has unanimously (i) determined that the Acquisition Agreement is advisable, (ii) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Dot Hill and its stockholders, (iii) approved the execution, delivery and performance by Dot Hill of the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger will be governed by Section 251(h) of the DGCL, and (v) resolved to recommend that Dot Hill's stockholders tender their Shares to Purchaser pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Acquisition Agreement (the "Company Board Recommendation").

        A more complete description of the Dot Hill Board's reasons for authorizing and approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Dot Hill's Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the "Schedule 14D-9") that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under "Item 4. The Solicitation or Recommendation".

        Dot Hill has advised Parent that, on August 27, 2015, (a) 62,397,539 Shares were issued and outstanding (which includes 383,333 Shares subject to vesting or forfeiture or repurchase by the Company ("Restricted Shares")), (b) 10,763,175 Shares were issuable upon the exercise of outstanding stock options of Dot Hill granted under any of Dot Hill's 2000 Amended and Equity Incentive Plan, 2009 Equity Incentive Plan, as amended, and 2000 Non-Employee Directors' Stock Option Plan (each, a "Stock Plan" and collectively, the "Company Stock Plans") to purchase Shares ("Company Options") (consisting of vested Company Options to purchase 6,225,053 Shares and unvested Company Options to purchase 4,538,122 Shares), (c) up to 68,000 Shares subject to vesting contingent upon specified performance criteria, (d) 83,076 Shares were estimated to be subject to outstanding rights under the 2014 Employee Stock Purchase Plan (the "ESPP") (assuming the closing price per Share as reported by the NASDAQ Global Market on the purchase date for the current offering period was equal to the Offer Price, employee contributions continue until such purchase date at levels in place as of August 17, 2015 and the Merger is consummated prior to October 9, 2015) and (e) 1,602,489 Shares were issuable upon the exercise of an outstanding warrant to purchase Shares ("the Warrant"). The Minimum Condition would be satisfied if at the Expiration Date, there will have been validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares) a number of Shares that, taken together with any Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received", as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures).

        Pursuant to the Acquisition Agreement, at the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, appointed or qualified.

        Upon the consummation of the Offer, Purchaser will have acquired a sufficient number of Shares to approve the Merger without a vote of the stockholders of Dot Hill pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective, without a meeting of the stockholders of Dot Hill, in accordance with Section 251(h) of the DGCL.

        The material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—"Material U.S. Federal Income Tax Consequences".

        This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

 THE TENDER OFFER

1.  Terms of the Offer.

        Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not withdrawn as permitted under Section 4—"Withdrawal Rights".

        The date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the "Acceptance Time," which will occur promptly following the expiration of the Offer (which is expected to be at 12:01 a.m. (Eastern Time) on October 6, 2015 (the date and time at which the Offer expires by its terms (as it may be extended in accordance with the Acquisition Agreement), the "Expiration Date"). The time at which the Merger becomes effective is referred to herein as the "Effective Time."

        The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Regulatory Condition, the Governmental Authority Condition, the MAE Condition and the other conditions described in Section 15—"Certain Conditions to the Offer".

        The Expiration Date may be extended in certain circumstances, subject to Parent's right to terminate the Acquisition Agreement in accordance with its terms, in accordance with the Acquisition Agreement, including that: (i) Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the Securities and Exchange Commission (the "SEC") (or its staff) that is applicable to the Offer or any rule or regulation of the NASDAQ Global Market ("NASDAQ") that is applicable to the Offer; (ii) in the event that the Regulatory Condition is not satisfied or waived as of any scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive extension periods of ten (10) business days each in order to further seek to satisfy the Regulatory Condition; (iii) in the event that the condition to the Offer relating to the accuracy of representations and warranties of Dot Hill set forth in the Acquisition Agreement or the MAE Condition is not satisfied or waived as of any scheduled Expiration Date as a result of the occurrence of a Company Material Adverse Effect, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive extension periods of ten (10) business days each in order to enable Dot Hill to further seek to satisfy those conditions; (iv) in the event that any of the conditions to the Offer are not satisfied or waived as of any scheduled Expiration Date, Purchaser may (but will not be required to) extend the Offer for one or more successive extension periods of up to ten (10) business days each in order to further seek to satisfy the conditions to the Offer; and (v) in the event that each of the conditions to the Offer (other than the Minimum Condition) are satisfied or waived as of any scheduled Expiration Date but the Minimum Condition is not satisfied as of such scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one extension period of ten (10) business days in order to seek to satisfy the Minimum Condition. In no event is Purchaser required to (or permitted, without the prior consent of Dot Hill, to) extend the Offer beyond February 18, 2016 (or the extended termination date of August 18, 2016, under certain circumstances). Further, subject to Parent's rights to terminate the Acquisition Agreement in accordance with its terms, Purchaser is not permitted to withdraw or terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Dot Hill.

        Parent and Purchaser may increase the Offer Price or otherwise amend, modify, or make changes to the terms and conditions of the Offer; provided, however, that unless otherwise provided by the Acquisition Agreement or previously approved by Dot Hill in writing, neither Parent nor Purchaser may make any change to the terms and conditions of the Offer that (i) decreases the Offer Price; (ii) changes the form of consideration to be paid in the Offer; (iii) reduces the number of Shares sought to be purchased in the Offer; (iv) waives, amends, modifies or otherwise changes the Minimum

Condition; (v) amends, modifies or otherwise changes any conditions to the Offer (other than the Minimum Condition) in a manner that adversely impacts or reasonably could adversely impact Dot Hill's stockholders in any material respect; (vi) imposes conditions to the Offer that are in addition to the conditions to the Offer set forth in the Acquisition Agreement; (vii) extends or otherwise changes the Expiration Date in a manner other than as required or permitted by the Acquisition Agreement; or (viii) provides for any "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. (Eastern Time) on the business day following the date on which the Offer was scheduled to expire. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

        If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Acquisition Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—"Withdrawal Rights". However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

        If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

        If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

        We expressly reserve the right, in our sole and absolute discretion, subject to the terms and conditions of the Acquisition Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—"Certain Conditions to the Offer".

        Under certain circumstances, we may terminate the Acquisition Agreement and the Offer. Without limiting the generality of the foregoing, subject to certain exceptions, we may terminate the Acquisition Agreement if:

  •
  we mutually agree with Dot Hill in writing to terminate the Acquisition Agreement;

  •
  the Offer has expired or been terminated in accordance with the terms of the Acquisition Agreement without Purchaser (or Parent on Purchaser's behalf) having accepted for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Acquisition Agreement pursuant to this paragraph will not be available to us if our actions or failure to fulfill any obligation under the Acquisition Agreement was the principal cause of or resulted (i) in any of the conditions to the Offer having failed to be satisfied, or (ii) in the expiration or termination of the Offer in accordance with the terms of the Acquisition Agreement without Purchaser (or Parent on Purchaser's behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Acquisition Agreement;

  •
  Purchaser (or Parent on Purchaser's behalf) has not accepted for payment any Shares pursuant to the Offer on or before 11:59 p.m. (Pacific time) on February 18, 2016 (the "First Termination Date"); provided, however, that (i) in the event that all of the conditions to the Offer (other than the Regulatory Condition) are satisfied prior to the First Termination Date but the Regulatory Condition is not satisfied at least 24 hours prior to the First Termination Date, either Parent or Dot Hill may elect, by notice to the other party at least 24 hours prior to the First Termination Date, to extend the First Termination Date to 11:59 p.m. (Pacific time) on August 18, 2016 (the "Extended Termination Date"); provided, however, that notwithstanding the foregoing, if the First Termination Date is extended to the Extended Termination Date but certain conditions to the Offer are not satisfied at any time thereafter as a result of the previous or ongoing occurrence of a fact, event, circumstance or change or effect that, individually or when taken together with all other such facts, events, circumstances, changes or effects is or is reasonably likely to result in (1) any enforcement action by the SEC or its staff, (2) a restatement of any financial statements of Dot Hill's SEC reports or (3) the inability of Dot Hill to reregister from its public reporting obligations under the Exchange Act within ten (10) business days immediately following the filing of a Form 15 immediately following the Effective Time (clauses (x)(1), (x)(2) or (x)(3) of the definition of "Company Material Adverse Effect"), Parent will be entitled to terminate the Acquisition Agreement at any time that such Company Material Adverse Effect is continuing; and provided, further, the right to terminate the Acquisition Agreement pursuant to this paragraph will not be available to us if our actions or failure to fulfill any obligation under the Acquisition Agreement has been the principal cause of or resulted (i) in any of the conditions to the Offer having failed to be satisfied on or before the First Termination Date (or, if the First Termination Date is extended to the Extended Termination Date in accordance with this paragraph, on or before the Extended Termination Date), or (ii) in the expiration or termination of the Offer in accordance with the terms of the Acquisition Agreement without Purchaser having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Acquisition Agreement;

  •
  (i) there is a breach of any covenant or agreement on the part of Dot Hill in the Acquisition Agreement such that the conditions relating to Dot Hill's obligations under the Acquisition Agreement would not be satisfied at the time of such breach (assuming for such purposes that the time of such breach was the scheduled expiration of the Offer), or (ii) any representation or warranty of Dot Hill in the Acquisition Agreement has become inaccurate such that any of the conditions with respect to the accuracy of the Fundamental Representations (as described below), the Capitalization Representation (as described below) or the other representations or warranties of Dot Hill would not be satisfied as of the time such representation and warranty became inaccurate (assuming for purposes of this paragraph that (x) the time of such inaccuracy was the scheduled expiration of the Offer and (y) the definition of "Company Material Adverse Effect" did not include the matters described in clauses (x)(1), (x)(2) or (x)(3) thereof (described in the previous bullet); provided, however, that if such breach, or such inaccuracies in such representations and warranties, are curable by Dot Hill through the exercise of commercially reasonable efforts, then we will not be permitted to terminate the Acquisition

    Agreement pursuant to this paragraph until the earlier to occur of (A) ten (10) calendar days after delivery of written notice from Parent to Dot Hill of such breach or inaccuracy or (B) the termination by Dot Hill of commercially reasonable efforts to cure such breach or inaccuracy;

  •
  there is a Company Material Adverse Effect (assuming for purposes of this paragraph that the definition of "Company Material Adverse Effect" did not include the matters described in clauses (x)(1), (x)(2) or (x)(3) thereof (described in the second bullet of this section)), whether or not events or circumstances occurring prior to the execution and delivery of the Acquisition Agreement caused or contributed to the occurrence of such Company Material Adverse Effect; or

  •
  (i) Dot Hill has breached its obligations with respect to non-solicitation of alternative acquisition proposals or the Company Board Recommendation in any material respect (whether or not such breach results in an Acquisition Proposal (as described below)); (ii) the Dot Hill Board or any committee thereof has effected a Company Board Recommendation Change for any reason; or (iii) Dot Hill enters into a definitive agreement with respect to an Acquisition Transaction as described herein under Section 11—"The Acquisition Agreement; Other Agreements" (other than a confidentiality agreement entered into and in compliance with the terms of the Acquisition Agreement) or enters into any agreement or contract requiring Dot Hill to abandon or terminate its obligations under the Acquisition Agreement.

        Dot Hill has provided us with Dot Hill's stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dot Hill's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  Acceptance for Payment and Payment for Shares.

        Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—"Certain Conditions to the Offer", we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16—"Certain Legal Matters; Regulatory Approvals".

        In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the "Share Certificates") or (B) confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares", (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        The term "Agent's Message" means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such

Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

        On the terms of and subject to the conditions to the Offer, promptly after the expiration of the Offer (but on the same date as such expiration), we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Acquisition Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

        Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary pursuant to Section 251(h) of the DGCL or unless otherwise mutually agreed by Dot Hill and us.

        If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares", such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.  Procedures for Accepting the Offer and Tendering Shares.

        Valid Tenders.    In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, or (C) the guaranteed delivery procedure described below must be complied with, in each case prior to the Expiration Date.

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Depositary.

        Guaranteed Delivery.    If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

  (i)
  such tender is made by or through an Eligible Institution (as described below);

  (ii)
  a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

  (iii)
  the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee or an Agent's Message and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

        Guarantee of Signatures.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an "Eligible Institution" and, collectively, the "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

        Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

        Irregularities.    The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we will determine. None of Purchaser, the Depositary, D.F. King & Co., Inc. (the "Information Agent") or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions to the Offer may be challenged by Dot Hill's stockholders, to the extent permitted by law, and may be subject to review by a court of competent jurisdiction.

        Appointment.    By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Dot Hill's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

        We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Dot Hill's stockholders.

        Information Reporting and Backup Withholding.    Payments made to stockholders of Dot Hill in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding for U.S. federal income tax purposes unless certain requirements are met. To avoid backup withholding on payments made pursuant to the Offer or the Merger, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service ("IRS") Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a "United States person," the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Non-U.S. stockholders should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder's U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.  Withdrawal Rights.

        Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:01 a.m. (Eastern Time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase.

        For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

        Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" at any time prior to the Expiration Date.

        We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  Material U.S. Federal Income Tax Consequences.

        The following discussion is a summary of material U.S. federal income tax consequences of the Offer and the Merger that may be relevant to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, court decisions, administrative rulings and published positions of the Internal Revenue Service (the "IRS"), and other applicable authorities, all as in effect on the date of this proxy statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could alter the tax consequences to the holders as described herein. As a result we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. No ruling has been or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Offer or the Merger described below, nor will counsel to Purchaser or Dot Hill render a tax opinion in connection with the Offer or the Merger. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position. This discussion is limited to holders who hold their shares of common stock as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment purposes).

        This discussion is for general information only and does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, this discussion does not address:

  •
  tax consequences that may be relevant to holders who may be subject to special treatment under U.S. federal income tax laws, such as financial institutions; tax-exempt organizations; S-corporations, partnerships or any other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes; insurance companies; mutual funds; dealers in stocks and securities; traders in securities that elect to use the mark-to-market method of accounting for their securities; regulated investment companies; real estate investment trusts; estates or trusts; entities subject to the U.S. anti-inversion rules; or certain former citizens or long-term residents of the United States;

  •
  tax consequences to holders holding their shares of common stock as part of a hedging, constructive sale or conversion, straddle or other risk reduction transaction;

  •
  tax consequences to holders that received their Shares in a compensatory transaction or pursuant to the exercise of options or warrants;

  •
  tax consequences to holders who own an equity interest, actually or constructively, in Dot Hill following the Offer and the Merger;

  •
  tax consequences to holders who hold their Shares as "qualified small business stock" or "Section 1244 stock" within the meaning of the Code;

  •
  tax consequences to U.S. Holders whose "functional currency" is not the U.S. dollar;

  •
  tax consequences to holders who hold their Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

  •
  tax consequences to holders who are "controlled foreign corporations," "passive foreign investment companies" or "personal holding companies" for U.S. federal income tax purposes;

  •
  tax consequences arising from the tax on net investment income;

  •
  tax consequences to holders who hold their Shares through individual retirement or other tax-deferred accounts;

  •
  tax consequences to holders who acquired their Shares in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

  •
  the U.S. federal estate, gift or alternative minimum tax consequences, if any;

  •
  any state, local or non-U.S. tax consequences; or

  •
  tax consequences to holders who properly demand appraisal of their shares under applicable law.

        If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, then the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding Shares and partners therein should consult their tax advisors regarding the consequences of the Offer and the Merger.

        In addition, this summary does not address (i) the tax consequences of transactions effectuated before or subsequent to or concurrently with the Offer and the Merger (whether or not such transactions are consummated in connection with the Offer and the Merger), including without limitation any transaction in which shares of Company capital stock are acquired, or (ii) the tax consequences to holders of options, warrants or similar rights to acquire Shares.

        IN VIEW OF THE FOREGOING AND BECAUSE THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER, EACH HOLDER SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS RELATING TO THE OFFER AND THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES.

U.S. Holders

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of shares of common stock that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in Section 7701(a)(30) of the Code; or (ii) that is in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, such U.S. Holder's gain or loss will be equal to the difference, if any, between the amount of cash received pursuant to the Offer or the Merger and the U.S. Holder's adjusted tax basis in the Shares surrendered pursuant to the Offer or the Merger. A U.S. Holder's adjusted tax basis generally will equal the amount that such U.S. Holder paid for the Shares. A U.S. Holder who acquired Shares at different times must calculate gain or loss separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction) surrendered pursuant to the Offer or the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder's holding period in such Shares is more than one year. at the time the Shares are surrendered pursuant to the Offer or the Merger. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. Holder (including individuals). Short-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

        For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

        Any gain realized by a Non-U.S. Holder pursuant to the Offer or the Merger generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case such gain generally will be subject to U.S. federal income tax at rates generally applicable to U.S. persons, and, if the Non-U.S. Holder is a corporation, such gain may also be subject to the branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

  •
  such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other specified conditions are met, in which case such gain will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty); or

  •
  Dot Hill is or has been a "United States real property holding corporation" as such term is defined in Section 897(c) of the Code ("USRPHC") at any time within the shorter of the five-year period preceding the date of sale pursuant to the Offer or the Merger or such Non-U.S. Holder's holding period with respect to the applicable shares of common stock, which we refer to as the "relevant period", and, if shares of common stock are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such Non-U.S. Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of Dot Hill's common stock at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. persons (as described in the first bullet point above), except that the branch profits tax will not apply. Dot Hill believes that it is not, and has not been, a USRPHC at any time during the five-year period preceding the Offer.

Information Reporting and Backup Withholding

        A U.S. Holder or Non-U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—"Procedures for Accepting the Offer and Tendering Shares".

6.  Price Range of Shares; Dividends.

        The Shares currently trade on NASDAQ under the symbol "HILL" and have been traded since July 28, 2003. Dot Hill advised Purchaser that, as of August 27, 2015, there were (i) 62,397,539 Shares issued and outstanding (which includes 383,333 Restricted Shares), (ii) 10,763,175 Shares issuable upon the exercise of Company Options (consisting of vested Company Options to purchase 6,225,053 Shares and unvested Company Options to purchase 4,538,122 Shares), (iii) up to 68,000 Shares subject to vesting contingent upon specified performance criteria, (iv) 83,076 Shares estimated to be subject to outstanding rights under the ESPP (assuming the closing price per Share as reported by the NASDAQ Global Market on the purchase date for the current offering period was equal to the Offer Price, employee contributions continue until such purchase date at levels in place as of August 17, 2015 and the Merger is consummated prior to October 9, 2015), and (v) 1,602,489 Shares were issuable upon the exercise of the Warrant.

        The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on NASDAQ.

	High	Low
Year Ended December 31, 2013
First Quarter	$1.39	$0.88
Second Quarter	2.31	1.10
Third Quarter	2.97	2.04
Fourth Quarter	3.41	2.13
Year Ended December 31, 2014
First Quarter	$6.06	$3.17
Second Quarter	4.77	2.91
Third Quarter	4.93	3.31
Fourth Quarter	4.99	3.14
Year Ended December 31, 2015
First Quarter	$5.46	$4.06
Second Quarter	$7.55	$5.16
Third Quarter (through August 31, 2015)	$9.70	$5.07

        On August 17, 2015, which was the last trading day prior to the execution of the Acquisition Agreement, the reported closing sales price of the Shares on NASDAQ was $5.44. The Offer Price represents a premium of approximately 79% over the August 17, 2015 closing stock price. On August 31, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $9.67.

        According to Dot Hill's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Dot Hill has never declared or paid any cash dividends on its common stock. Stockholders are urged to obtain a current market quotation for the Shares.

7.  Certain Information Concerning Dot Hill.

        Except as specifically set forth herein, the information concerning Dot Hill contained in this Offer to Purchase has been taken from or is based upon information furnished by Dot Hill or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Dot Hill's public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

        General.    Dot Hill is a provider of storage systems for the entry and mid-range storage markets for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Dot Hill's storage solutions consist of integrated hardware, firmware and software products employing a modular system that allows end-users to add various capacity or data protection schemes as needed. Dot Hill's broad range of products, from medium capacity standalone storage units to complete multi-hundred terabyte storage area networks, or SANs, provide end-users with a cost-effective means of addressing increasing storage demands at compelling price-performance points. Dot Hill's principal offices are located at 1351 S. Sunset Street, Longmont, Colorado 80501 and its telephone number is (303) 845-3200. The foregoing description of Dot Hill and its business has been taken from Dot Hill's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and is qualified in its entirety by reference to such Form 10-K.

        Available Information.    The Shares are registered under the Exchange Act. Accordingly, Dot Hill is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Dot Hill's directors and officers, their remuneration, Options and restricted stock awards granted to them, the principal holders of Dot Hill's securities, any material interests of such persons in transactions with Dot Hill and other matters is required to be disclosed in proxy statements. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Dot Hill, that file electronically with the SEC.

8.  Certain Information Concerning Ultimate Parent, Parent and Purchaser.

        Seagate Technology plc ("Ultimate Parent" or "Seagate") is a public limited company incorporated in Ireland on January 22, 2010. Seagate is a leading provider of electronic data storage technology and solutions. Seagate's principal products are hard disk drives, commonly referred to as disk drives, hard drives or HDDs. In addition to HDDs, Seagate produces a broad range of electronic data storage products including solid state hybrid drives, solid state drives, PCIe cards and SATA controllers. Seagate's storage technology portfolio also includes storage subsystems, high performance computing (HPC) solutions, and data storage services. The foregoing description of Seagate and its business has been taken from Seagate's Annual Report on Form 10-K for the fiscal year ended July 3, 2015 and is qualified in its entirety by reference to such Form 10-K.

        Parent is an exempted company with limited liability organized under the laws of the Cayman Islands on February 18, 2010. Parent was formed as a holding company that directly or indirectly owns all of Seagate's operating entities. Parent also currently holds all of Seagate's public debt.

        Purchaser is a Delaware corporation incorporated on August 14, 2015. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Acquisition Agreement. Upon the completion of the Merger, Purchaser will cease to exist and Dot Hill will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

        The administrative offices of Ultimate Parent, Parent and Purchaser are located at 10200 South De Anza Boulevard, Cupertino, CA 95014, and the telephone number of Ultimate Parent, Parent and Purchaser is (408) 658-1222. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Ultimate Parent, Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

        During the last five years, none of Ultimate Parent, Parent or Purchaser or, to the best knowledge of Ultimate Parent, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to

Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

        Except as described above or in Schedule I hereto, (i) none of Ultimate Parent, Parent or Purchaser or, to the best knowledge of Ultimate Parent, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Ultimate Parent, Parent, Purchaser or, to the best knowledge of Ultimate Parent, Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto, nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty days. Notwithstanding the foregoing, in conjunction with entering into the Acquisition Agreement, Parent and Purchaser also entered into the Support Agreements (as described in Section 11—"The Acquisition Agreement; Other Agreements—Support Agreements") with the President and Chief Executive Officer of Dot Hill, the Senior Vice President and Chief Financial Officer of Dot Hill and the other directors and certain officers of Dot Hill (together, the "Supporting Stockholders"). Excluding Shares underlying outstanding Company Options, the Supporting Stockholders collectively directly owned, in the aggregate, 2.48% of all Shares outstanding as of August 18, 2015, and including Shares which may be issued under outstanding options exercisable within 60 days of August 18, 2015, the Supporting Stockholders collectively beneficially owned, in the aggregate, 9.56% of all Shares outstanding as of August 18, 2015. Accordingly, Ultimate Parent, Parent and Purchaser may be deemed to have beneficial ownership over such Shares held by the Supporting Stockholders under the Exchange Act and the rules promulgated thereunder, which define beneficial ownership in part as any person, directly or indirectly, through any contract, having or sharing voting power with respect to an entity's securities.

        Except as provided in the Acquisition Agreement or as otherwise described in this Offer to Purchase, none of Ultimate Parent, Parent or Purchaser or, to the best knowledge of Ultimate Parent, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dot Hill (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

        Except as set forth in this Offer to Purchase, none of Ultimate Parent, Parent or Purchaser or, to the best knowledge of Ultimate Parent, Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Dot Hill or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Ultimate Parent or any of its subsidiaries or, to the best knowledge of Ultimate Parent, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dot Hill or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

        Available Information.    The summary information of Ultimate Parent is qualified in its entirety by reference to Ultimate Parent's public filings with the SEC and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Ultimate Parent's public filings and the Schedule TO and the exhibits thereto, as well as other information filed by Ultimate Parent, Parent and Purchaser with the SEC, are available for inspection at the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Ultimate Parent, Parent and/or Purchaser have filed electronically with the SEC.

9.  Source and Amount of Funds.

        Purchaser believes that the financial condition of Ultimate Parent, Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) Parent will cause Purchaser to have sufficient funds available to consummate the purchase of the Shares in the Offer and the Merger. The Offer is not subject to any financing condition.

        Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $701 million. Purchaser will have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares that are tendered in the Offer because Parent and Seagate Technology International, an exempted limited liability company incorporated and existing under the laws of the Cayman Islands and an indirect subsidiary of Ultimate Parent, will contribute or otherwise advance funds to Purchaser to enable Purchaser to pay for the Shares that are tendered in the Offer.

10.  Background of the Offer; Past Contacts or Negotiations with Dot Hill.

Background of the Offer.

        On August 26, 2014, Andrew Guevara, Morgan Stanley's Head of Global Technology Investment Banking, acting at the request of Dot Hill, contacted Seagate to arrange a meeting with Dot Hill to explore and discuss OEM storage opportunities within Seagate's emerging systems business.

        On September 24, 2014, the CEO of Dot Hill, Dana Kammersgard, met with Mr. Jamie Lerner, Seagate's President of Cloud Systems and Solutions, and Ms. Tara Long, Seagate's Vice President of Corporate Development, at Seagate's offices in Cupertino, California. During the meeting, Mr. Kammersgard presented the Dot Hill's storage systems products and Messrs. Lerner and Kammersgard and Ms. Long informally discussed how Dot Hill could complement Seagate's storage systems offerings. There was no immediate action or follow-up that resulted from this meeting.

        On April 27, 2015, Ms. Long made a phone call to Mr. Kammersgard, in which Ms. Long indicated to Mr. Kammersgard that Dot Hill should expect to receive an unsolicited proposal from Seagate in the form of a non-binding indication of interest summarizing terms upon which Seagate would propose to acquire Dot Hill. Dot Hill had conducted an Analyst Day in New York City, New York on April 23, 2015, and during this call, Ms. Long indicated that Seagate had already reviewed Dot Hill's Analyst Day materials from April 23, 2015. Ms. Long provided no details of the potential indication of interest on the call.

        On May 1, 2015, Ms. Long called Mr. Kammersgard, and informed him that he should receive a non-binding indication of interest by the end of the day May 2, 2015.

        On May 2, 2015, Seagate delivered a non-binding indication of interest to acquire Dot Hill for $9.25 per share, subject to due diligence reviews and negotiation of definitive agreements. The letter indicated that Seagate anticipated conducting a thorough due diligence investigation and requested a 45-day period of exclusive negotiations with Dot Hill. The proposed purchase price represented a premium of approximately 40% over the closing price of Dot Hill common stock on May 1, 2015 and a premium of approximately 58% over the average trading price per share over the past 30 days.

        On May 6, 2015, a representative of Seagate indicated to a representative of Morgan Stanley concern regarding leakage of Seagate's indication of interest and that Seagate was consequently considering retracting its indication of interest.

        On May 7, 2015, at Dot Hill's request, a representative of Morgan Stanley called a representative of Seagate to reassure Seagate that Dot Hill had kept confidential Seagate's indication of interest.

        On May 12, 2015, a representative of Morgan Stanley communicated to a representative of Seagate a message from Dot Hill that both the proposed purchase price of $9.25 per share and the requested 45-day exclusivity period were not acceptable.

        On May 14, 2015, Mr. Kammersgard held an in-person meeting with Mr. Stephen J. Luczo, the Chairman and Chief Executive Officer of Seagate, at Morgan Stanley's offices in Menlo Park, California. At the meeting, Mr. Kammersgard and Mr. Luczo discussed the storage industry and the potential benefits of a transaction between Seagate and Dot Hill. Both agreed that there was substantial strategic benefit to Seagate's systems business with the acquisition of Dot Hill, with Mr. Kammersgard indicating that he felt that the presented indication of interest did not fully value the assets that Dot Hill could bring to Seagate.

        On May 19, 2015, Dot Hill and Seagate entered into a confidentiality agreement containing a 15-month standstill provision and other customary terms. The standstill terminates if a third party commences a tender offer for at least 50% of Dot Hill's outstanding common stock or if a third party enters into an agreement with Dot Hill contemplating the acquisition of at least 50% of the outstanding common stock of Dot Hill.

        On May 20, 2015, members of Dot Hill's management and representatives of Seagate met in-person in Boulder, Colorado. At the meeting, members of Dot Hill's management made presentations on various matters. Seagate's representatives indicated that they would evaluate the information shared in the meeting with the intent of potentially submitting a revised indication of interest to Dot Hill.

        On June 10, 2015, a Morgan Stanley representative had a telephonic conversation with a Seagate representative, who indicated that Seagate was preparing a revised indication of interest.

        On June 19, 2015, Seagate delivered a revised non-binding indication of interest to acquire Dot Hill for $9.50 per share. The letter indicated that Seagate anticipated conducting a thorough due diligence investigation over a 45-day period, but did not request exclusivity. The proposed purchase price represented a premium of approximately 38% over the closing price of Dot Hill common stock of $6.89 on June 19, 2015 and a premium of approximately 33% over the average trading price over the past 30 trading days.

        On July 6, 2015, a representative of Morgan Stanley had an in-person meeting with Mr. Luczo and communicated that the price per share of $9.50 per share did not have the support of our Board of Directors, and that while the Strategic Committee would not support a price of $9.50, the Strategic Committee could be supportive of a higher price. Mr. Luczo indicated that, if the proposed price was not acceptable, then the parties could revisit a transaction in the future. Mr. Luczo also suggested that, regardless of the price, he was unsure as to the desirability of proceeding with a potential transaction between the parties at that time because he believed that market and general economic conditions had the potential to deteriorate in the second half of 2015.

        On July 7 and 8, 2015 representatives of Morgan Stanley had further discussions with representatives of Seagate, including Mr. Luczo. During these discussions, Seagate's representatives indicated that Seagate was willing to work towards a transaction at the $9.50 per share set forth in its revised indication of interest.

        On July 17, 2015, Mr. Kammersgard met with Mr. Luczo. During the meeting, Mr. Luczo indicated that Seagate would be willing to proceed with an increased price per share of $9.75, which was conditioned upon a 30-day period of exclusivity. Mr. Kammersgard, in an effort to extract a higher price, suggested that the Board of Directors of Dot Hill would likely be more supportive of a higher price. Mr. Luczo indicated that he was unwilling to increase the purchase price further and that the $9.75 per share should be considered their final offer.

        On July 17, 2015, Seagate delivered a further revised non-binding indication of interest to acquire Dot Hill for $9.75 per share. The letter indicated that Seagate anticipated conducting a thorough due diligence investigation over a 30-day period and included an exclusivity agreement for such period. The proposed purchase price represented a premium of approximately 52% over the closing price of $6.42 of Dot Hill common stock on July 17, 2015 and a premium of approximately 53% over the average trading price per Share over the past 30 days.

        Between July 19 and 20, 2015, Dot Hill and Cooley LLP ("Cooley"), counsel to Dot Hill, on the one hand, and Seagate and Wilson Sonsini Goodrich & Rosati, P.C. ("WSGR"), counsel to Seagate, on the other hand, negotiated the exclusivity agreement.

        On July 20, 2015, Dot Hill executed a 30-day exclusivity agreement with Seagate.

        On July 21, 2015, Dot Hill provided access to its electronic data-room to Seagate.

        On July 30, 2015, WSGR transmitted a draft Acquisition Agreement to Cooley.

        On August 3, 2015, Cooley submitted to WSGR a revised draft of the Acquisition Agreement. The key issues to be resolved in the Acquisition Agreement negotiations related to the Offer conditions, the non-solicitation provisions, the termination provisions and the provisions applicable to a change in the Dot Hill Board of Directors' recommendation in favor of the Offer, the Merger and the other transactions contemplated by the Acquisition Agreement.

        On August 10, 2015, WSGR submitted to Cooley a revised draft of the Acquisition Agreement and the draft Support Agreements.

        Between August 10, 2015 through August 18, 2015, Cooley and WSGR held multiple conference calls to discuss open issues with the Acquisition Agreement and Support Agreements. Among other things, in an advanced draft of the Acquisition Agreement, Seagate proposed a termination fee of 4.25% and Dot Hill countered with a termination fee of 3.50%. Seagate subsequently lowered the proposed termination to 4.00% and the parties eventually agreed to a termination fee of 3.90%.

        On August 18, 2015, the parties finalized the terms of the Acquisition Agreement and Support Agreements.

        On August 18, 2015, the Acquisition Agreement and Support Agreements were signed. Dot Hill and Seagate issued a joint press release announcing the execution of the Acquisition Agreement following the close of U.S. markets on August 18, 2015.

11.  The Acquisition Agreement; Other Agreements.

The Acquisition Agreement

        The following summary of certain provisions of the Acquisition Agreement, and all other provisions of the Acquisition Agreement discussed herein, are qualified by reference to the Acquisition

Agreement itself, which is incorporated herein by reference. The Acquisition Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—"Certain Information Concerning Ultimate Parent, Parent and Purchaser". Stockholders and other interested parties should read the Acquisition Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Acquisition Agreement.

        Acquisition Agreement.    The following is a summary of the material provisions of the Acquisition Agreement. This summary is qualified in its entirety by reference to the Acquisition Agreement, which is incorporated by reference herein.

        Commencement.    The Acquisition Agreement provides for the commencement of the Offer not later than ten (10) business days after the execution of the Acquisition Agreement, provided that (i) the Acquisition Agreement has not been terminated in accordance with its terms, (ii) (a) Dot Hill has not breached or failed to perform in any material respect any of its covenants under the Acquisition Agreement to be performed prior to the scheduled expiration of the Offer, (b) the representations and warranties of Dot Hill are true and correct as of August 18, 2015 and as of immediately prior to the scheduled expiration of the Offer (other than such representations and warranties made as of a specific date, which need only be true and correct as of such specific date) in accordance with the terms of the Acquisition Agreement and (c) there will not have occurred on or prior to, and will not be continuing on the date of, the scheduled expiration of the Offer, any Company Material Adverse Effect (as described below), and (iii) Dot Hill has complied with certain of its obligations under the Acquisition Agreement.

        Conditions to Obligations of Purchaser.    See Section 15—"Certain Conditions to the Offer".

        Schedule 14D-9.    The Acquisition Agreement provides that, concurrently with the filing by Ultimate Parent, Parent and Purchaser of the Schedule TO, Dot Hill will (i) file with the SEC a Schedule 14D-9, (ii) cause the Schedule 14D-9 to be mailed to Dot Hill stockholders together with the Schedule TO (together with the exhibits, ancillary Offer documents, and any supplements or amendments thereto, the "Offer Documents") and (iii) set the mailing date of the Schedule 14D-9 as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL. Dot Hill will ensure that the Schedule 14D-9, when filed with the SEC, complies in all material respects with the applicable requirements of the Exchange Act.

        Merger.    The Acquisition Agreement provides that, as soon as practicable following the Acceptance Time and in any event no later than the second business day (unless Parent and Dot Hill agree on another time) after the satisfaction or waiver (to the extent permitted under the Acquisition Agreement) of the last to be satisfied or waived of the conditions to the Merger Closing (other than those conditions that, by their nature, are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver (to the extent permitted under the Acquisition Agreement) of those conditions), Purchaser will be merged with and into Dot Hill, with Dot Hill continuing as the Surviving Corporation in the Merger under the corporate name it possesses immediately prior to the Merger. There will not be a stockholder vote required to approve the Merger.

        Conversion of Securities.    At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser, Dot Hill or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or Dot Hill or Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon, less any required withholding taxes, upon the surrender of the certificate representing such Share.

        Treatment of the Warrant.    Prior to the Merger Closing, Dot Hill will satisfy all notification or amendment requirements under the terms of the Warrant to Purchase Shares of Company Common Stock issued on January 4, 2008 to Hewlett-Packard Company, as amended, to the extent such warrant is outstanding immediately prior to the Acceptance Time.

        Treatment of Options.    At the Effective Time, each option to purchase Shares outstanding under any of the 2000 Amended and Restated Equity Incentive Plan, the 2009 Equity Incentive Plan, as amended, and the 2000 Non-Employee Directors' Stock Option Plan (the "Company Stock Plans") or otherwise (a "Company Option") that is then outstanding, unvested and held by an employee or service provider who continues such service with Parent, Dot Hill or their respective subsidiaries, subject to certain conditions (each such option a "Continuing Option") will be assumed by Ultimate Parent. Each Continuing Option assumed by Ultimate Parent will continue to have and be subject to the same terms and conditions of such option immediately prior to the Effective Time, including vesting restrictions, except for administrative changes that are not adverse to the holder or to which the holder consents and except that (x) each assumed Continuing Option will be exercisable for a number of shares of common stock of Ultimate Parent equal to the product of the number of Shares that would be issuable upon exercise of the option immediately prior to the Effective Time multiplied by a quotient obtained by dividing (I) $9.75 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings (the "Merger Consideration") by (II) the average closing price of Ultimate Parent's common stock on NASDAQ for the five trading days immediately preceding (but not including) the Effective Time (the "Exchange Ratio"), rounded down to the nearest whole number of shares of Ultimate Parent common stock; (y) the per share exercise price for the Ultimate Parent common stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the per share exercise price for such assumed option immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent; and (z) all references to the "Company" in the applicable Company Stock Plans and the applicable Company Option agreements will be references to Ultimate Parent.

        Each Company Option that is outstanding and vested by its terms (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) and each outstanding and unvested Company Option that is not a Continuing Option (each such option, a "Terminating Option") will be cancelled immediately prior to the Effective Time and will be converted automatically into the right to receive, as soon as practicable after the Effective Time (but not later than 30 days after the Effective Time), an amount in cash determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price of such Terminating Option by (y) the number of Shares subject to each Terminating Option, less all applicable deductions and withholdings required to be withheld in respect of such payment. Each Terminating Option that is outstanding and unexercised immediately prior to the Effective Time that has an exercise price equal to or greater than the Merger Consideration will be cancelled immediately prior to the Effective Time without consideration therefor and the holder of such Terminating Option will cease to have any rights with respect thereto.

        Treatment of Restricted Stock.    Holders of Shares that are subject to vesting or forfeiture or repurchase by the Company (the "Restricted Shares") will be treated the same as holders of non-restricted Shares, except that each Restricted Share that is outstanding and unvested as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time as a result of the consummation of the Merger) will be converted into the right to receive the Merger Consideration, which will be subject to, and payable to the holder of such Restricted Shares, in accordance with and subject to the vesting schedule, right of repurchase and forfeiture provisions applicable to such Restricted Shares as in effect immediately prior to the Effective Time.

        Employee Stock Purchase Plan.    Prior to the Acceptance Time, Dot Hill will take all actions necessary or required under the ESPP and applicable law to, contingent on the Effective Time, (i) ensure that no new offering period or purchase period will be authorized, commenced or extended on or after the date of this Agreement and (ii) if the Closing occurs prior to the end of the offering period in existence under the ESPP as of August 18, 2015, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Acceptance Time as the last day of such offering period and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. Dot Hill will terminate the ESPP in its entirety effective as of the Acceptance Time, contingent upon the Effective Time. Prior to the Acceptance Time, Dot Hill will take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions described by this paragraph.

        Employee Matters.    Dot Hill will terminate any and all 401(k) plans maintained by Dot Hill or any of its subsidiaries (each a "401(k) Plan"), in each case effective as of the day immediately preceding the date Dot Hill becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent, unless Parent provides written notice (at least seven (7) business days prior to the date the Company becomes a member of the same controlled group of corporations as Parent) to the Company that such 401(k) Plan(s) will not be terminated. Dot Hill will provide Parent evidence that the 401(k) Plan(s) of Dot Hill and its subsidiaries have been terminated pursuant to resolutions of the Dot Hill Board or the board of directors of its subsidiaries, as applicable. Dot Hill will also take such other actions in furtherance of terminating any such 401(k) Plan(s) as Parent may reasonably request.

        Dot Hill will terminate any and all group severance, separation or salary continuation plans, programs or arrangements maintained by Dot Hill or any of its ERISA Affiliates, in each case effective as of no later than the day immediately preceding the last day of the initial period of the Offer. For the avoidance of any doubt, the termination of all group severance, separation and salary continuation plans, programs or arrangements pursuant to the preceding sentence will be effected without any payment or benefits (or giving rights to any payment or benefits) thereunder. Dot Hill will provide Parent evidence that such plans have been terminated pursuant to resolutions of the Dot Hill Board or the board of directors of its subsidiaries, as applicable (the form and substance of which resolutions will be subject to review and approval of Parent).

        No provision of the Acquisition Agreement will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, Merger Sub or the Surviving Corporation to terminate, any employee for any reason, or (ii) require Parent or the Surviving Corporation to continue any employee plan or prevent the amendment, modification or termination thereof on and after the Effective Time.

        As used herein, an "ERISA Affiliate" means each subsidiary of Dot Hill and any other person or entity under common control with Dot Hill or a subsidiary of Dot Hill within the meaning of Section 414(b), (c), (m) or (o) of the Code.

        Conditions to Obligations to Effect the Merger.    The obligations of each of the parties to effect the Merger are subject to the following conditions:

  •
  Purchaser (or Parent on Purchaser's behalf) will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn; and

  •
  No governmental authority will have (i) enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger any law that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that, as of immediately prior to the Effective Time, remains in effect and has the effect of making the Merger illegal or prohibiting or otherwise preventing the consummation of the Merger.

        Representations and Warranties.    The Acquisition Agreement contains various customary representations and warranties of Parent, Purchaser and Dot Hill.

        Conduct of Dot Hill's Business Pending Merger.    Except (a) as expressly contemplated or expressly required by the Acquisition Agreement, (b) as set forth in Dot Hill's confidential disclosure schedule to the Acquisition Agreement or (c) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of the Acquisition Agreement and continuing until the earlier to occur of (x) the Acceptance Time, (y) the Effective Time and (z) the termination of the Acquisition Agreement in accordance with its terms, Dot Hill and each of its subsidiaries will (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted and in compliance with all applicable law, (ii) pay its debts and taxes when due, in each case subject to good faith disputes over such debts or taxes for which adequate reserves have been established in accordance with GAAP on the appropriate financial statements, (iii) pay or perform all material obligations when due and (iv) use commercially reasonable efforts, consistent with past practices and policies, to (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees (provided, however, that Dot Hill or its subsidiaries will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs) and (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

        In addition, except (i) as expressly contemplated or expressly permitted by the Acquisition Agreement, (ii) as set forth in Dot Hill's confidential disclosure schedule to the Acquisition Agreement or (iii) as approved in advance by Parent in writing, at all times during the period commencing with the execution and delivery of the Acquisition Agreement and continuing until the earlier to occur of (x) the Acceptance Time, (y) the Effective Time and (z) the termination of the Acquisition Agreement in accordance with its terms, Dot Hill will not, and will cause its subsidiaries not to:

  (a)
  propose to adopt any amendments to or amend its certificate of incorporation or bylaws;

  (b)
  authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any securities of Dot Hill or any subsidiary, except for the issuance and sale of Shares pursuant to Dot Hill options, restricted stock, restricted stock units or other equity awards outstanding prior to August 18, 2015 pursuant to the express terms of the underlying equity award agreements (without application of any discretion by Dot Hill) previously provided to Parent and pursuant to the ESPP or upon exercise of the Warrant;

  (c)
  waive any stock repurchase rights or right of first refusal, accelerate vesting of options, restricted stock, restricted stock units or other equity awards, amend or change the period of exercisability of options or any other equity or other incentive awards (including without limitation any long-term incentive awards), amend restricted stock units, or re-price options or authorize any cash or equity exchange for any options granted under any of the Company Stock Plans;

  (d)
  acquire or redeem, directly or indirectly, or amend any securities of Dot Hill or any subsidiary;

  (e)
  other than cash dividends made by any direct or indirect wholly-owned subsidiary of Dot Hill to Dot Hill or one of its subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

  (f)
  propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Dot Hill or any of its subsidiaries (other than the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger);

  (g)
  (i) incur or assume any long-term or short-term debt or issue any debt securities, except for (A) short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice and (B) loans or advances to direct or indirect wholly-owned subsidiaries, (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person except with respect to obligations of direct or indirect wholly-owned subsidiaries of Dot Hill, (iii) make any loans, advances or capital contributions to or investments in any other person except for travel advances to employees and consultants in the ordinary course of business consistent with past practice to employees of Dot Hill or any of its subsidiaries or (iv) mortgage or pledge any of its or its subsidiaries' assets, tangible or intangible, or create or suffer any lien thereupon (other than permitted encumbrances);

  (h)
  except for such changes as specifically required by the Acquisition Agreement, enter into, adopt, amend (including acceleration of vesting), modify or terminate any employee plan or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any employee in any manner or increase in any manner the compensation or fringe benefits of any employee (other than increases in salary, wages or benefits to non-executive employees not to exceed the lesser of (i) $200,000 in the aggregate, or (ii) ten percent (10%) of such employee's current base pay, except to the extent required by applicable law), pay any bonus or special remuneration to any employee, or pay any benefit not required by the express terms of any written plan or arrangement as in effect as of August 18, 2015 (without the application of any discretion by Dot Hill) and previously provided to Parent (except that Dot Hill and its subsidiaries may (A) change the title of its employees, provided such title changes do not increase compensation, (B) provide increases in salary, wages or benefits to non-executive employees in the ordinary course of business, (C) amend any employee plans to the extent required by applicable law, and (D) make usual and customary bonus or commission payments in the ordinary course of business in accordance with the bonus or commission plans existing as of August 18, 2015);

  (i)
  other than with respect to any non-executive employee that has an annual salary that is less than $150,000, hire, terminate (other than for cause) or change the title (except that Dot Hill and its subsidiaries may change the title of its non-executive employees, provided such changes in title do not involve increases in such employee's compensation) or geographic location of any employee or change the duties or responsibilities of any key employees;

  (j)
  forgive any loans to any employees;

  (k)
  make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under any employee plan or agreements subject to an employee plan or any other contract of Dot Hill, other than deposits and contributions that are required pursuant to the express terms of the employee plans (or any agreements subject to the employee plans in effect as of August 18, 2015) (without application of any discretion by Dot Hill) previously provided to Parent;

  (l)
  enter into, amend, or extend any collective bargaining agreement;

  (m)
  acquire, sell, lease, license, transfer or dispose of any property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except either (i) transactions required under an existing contract of Dot Hill or any of its subsidiaries, which transactions are not, individually or in the aggregate, material to Dot Hill and its subsidiaries, taken together as a whole, or (ii) the sale of goods or grants of non-exclusive licenses with respect to intellectual property rights owned by, or filed in the name of, or exclusively licensed to Dot Hill or any of its subsidiaries ("Company Intellectual Property") in the ordinary course of business consistent with past practice;

  (n)
  except as may be required as a result of a change in law or in GAAP, make any change in any of the accounting principles or practices used by it;

  (o)
  (i) make or change any tax election, (ii) amend any income or other material tax return, (iii) settle or compromise any material tax liability, (iv) adopt or change any tax accounting method or (v) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for taxes;

  (p)
  except in the ordinary course of business and consistent with past practice, acquire or license any material intellectual property rights from any third party, transfer or grant any exclusive rights to any Company Intellectual Property to any third party, grant any license to any products or services, marketed, offered, sold, licensed, provided or distributed by Dot Hill or any of its subsidiaries as of the date of the Acquisition Agreement or in the six year period preceding the date of the Acquisition Agreement, and any of the forgoing under development as of the date of the Acquisition Agreement that Dot Hill expects or intends to make available commercially within one year of the date of the Acquisition Agreement (such products or services, "Company Products") or to any Company Intellectual Property except pursuant to (A) a non-exclusive contract between Dot Hill or any of its subsidiaries and a third party entered into in the ordinary course with respect to Company Products and which contract is either (I) on Dot Hill's standard terms and conditions or (II) on terms and conditions substantially the same as Dot Hill's standard terms and conditions (an "Ordinary Course License"), (B) agreements for commercially available off-the-shelf software on nondiscriminatory pricing terms or (C) change the pricing or royalties set or charged by Dot Hill under any contract in effect as of the Acquisition Agreement pursuant to which Dot Hill or any of its subsidiaries (I) granted any third party any rights or licenses to any Company Intellectual Property other than Ordinary Course Licenses, (II) has performed or agreed to perform material services for any third party (other than Ordinary Course Licenses), or (III) granted any right or license to, or provided, sold or distributed (or agreed to do any of the foregoing), any Company Product or technology, other than Ordinary Course Licenses, or amend any existing contract to do any of the foregoing;

  (q)
  (i) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee); (ii) modify, amend or exercise any right to renew any lease or other lease or sublease of real property, or waive any term or condition thereof or grant any consents thereunder; (iii) grant or otherwise create or consent to the creation of any easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, or any interest therein or part thereof; (iv) make any material changes in the construction or material adverse changes in the condition of any such property; and (vi) enter into any agreement to purchase or sell any interest in real property;

  (r)
  (i) acquire (by merger, consolidation or acquisition of stock or assets) any other person or any equity interest therein, (ii) enter into any contract other than in the ordinary course of business that would be or reasonably be expected to be, material to business, operations or financial condition of Dot Hill and its subsidiaries, taken together as a whole, or (iii) except as provided for in Dot Hill's capital expense budget delivered to Parent prior to August 18, 2015, authorize, incur or commit to incur any new capital expenditure(s), individually or in the aggregate, with obligations to Dot Hill or any of its subsidiaries in excess of $50,000 individually and $150,000 in the aggregate; provided, however, that none of the foregoing will limit any capital expenditure required pursuant to existing contracts; and provided further, that none of the foregoing will prohibit Dot Hill from dissolving and/or merging into any of its subsidiaries certain other subsidiaries that are not material to Dot Hill or its subsidiaries, taken as a whole;

  (s)
  commence, settle or compromise any pending or threatened legal proceeding or pay, waive, discharge or satisfy or agree to pay, waive, discharge or satisfy any claim (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, compromise, payment, discharge or satisfaction of legal proceedings, claims and other liabilities (i) expressly reflected or reserved against in full on the consolidated balance sheet of Dot Hill and its subsidiaries as of June 30, 2015, or incurred since June 30, 2015 in the ordinary course of business consistent with past practice or (ii) the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money) to be performed by Dot Hill or its subsidiaries following the Effective Time that is not, individually or in the aggregate, material to Dot Hill;

  (t)
  except as required by applicable law or GAAP, revalue in any material respect any of its properties or assets including without limitation writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

  (u)
  except as required by applicable law, convene any regular or special meeting (or any adjournment or postponement thereof) of the Dot Hill stockholders;

  (v)
  send any written communications (including electronic communications) to employees regarding the Acquisition Agreement or the transactions contemplated thereby, except as otherwise permitted by the Acquisition Agreement;

  (w)
  make any representations or issue any communications to employees that are inconsistent with the Acquisition Agreement or the transactions contemplated thereby, including but not limited to any representations regarding offers of employment from Parent;

  (x)
  except as required by applicable law, terminate, modify or waive any right under any permit;

  (y)
  amend any privacy policy, or publish or make available any new privacy policy; or

  (z)
  enter into a contract to do any of the foregoing or authorize, commit or agree to take any action to do any of the foregoing or which results or is reasonably likely to result in any of the conditions to the Offer to fail to be satisfied, or would make any of the representations or warranties of Dot Hill contained in the Acquisition Agreement untrue or incorrect in any material respect, or that would materially impair the ability of Dot Hill to consummate the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) in accordance with the terms thereof or materially delay such consummation.

        Nonsolicitation Obligation.    Dot Hill has agreed to immediately cease any and all existing activities, discussions or negotiations with any persons with respect to any offer, proposal or indication of interest relating to any Acquisition Transaction (as described below). Dot Hill must promptly (and in any event within three (3) business days following August 18, 2015) request in writing each person that has executed a confidentiality agreement in connection with its consideration of acquiring Dot Hill or any portion thereof to return all confidential information furnished to such person by or on behalf of Dot Hill, and Dot Hill will use commercially reasonable efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement). Such written notice will contain a notice to each person that any information that is sent in the future will not be treated as confidential pursuant to such confidentiality agreement.

        Until the earlier to occur of the termination of the Acquisition Agreement and the Effective Time, Dot Hill and its subsidiaries will not, and will use their reasonable best efforts to cause any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisors or representatives retained by any of them (collectively, the "Dot Hill Representatives") not to (and will not authorize or permit any of them to), directly or indirectly, (i) solicit, initiate, knowingly encourage, assist, facilitate or induce the making, submission or announcement of, an Acquisition Proposal (as described below) or Acquisition Transaction, (ii) except as expressly provided in the paragraph immediately below, participate or engage in discussions or negotiations with any person regarding an Acquisition Proposal or Acquisition Transaction, or furnish any non-public information relating to Dot Hill or any of its subsidiaries, or afford access to the business, properties, assets, books or records of Dot Hill or any of its subsidiaries to, or take any other action intended to knowingly encourage, assist or facilitate, any person that is seeking to make or has made an Acquisition Proposal, (iii) enter into any letter of intent, memorandum of understanding, definitive agreement or similar document or contract relating to any Acquisition Proposal or Acquisition Transaction, (iv) terminate, amend, waive or fail to enforce any rights under any "standstill" or other similar agreement between Dot Hill or any of its subsidiaries and any person, or (v) waive the applicability of all or any portion of Section 203 of the DGCL in respect of any person (other than Parent and its affiliates) in relation to any Acquisition Proposal or Acquisition Transaction.

        Before the Acceptance Time, the Board of Directors of Dot Hill may, directly or indirectly through advisors, agents or other intermediaries, subject to Dot Hill's compliance with its nonsolicitation obligations, (A) engage or participate in discussions or negotiations with any person that has made (and not withdrawn) an unsolicited, bona fide, written Acquisition Proposal on or after August 18, 2015 that did not result from a breach of the Acquisition Agreement and that the Dot Hill Board determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) is a Superior Proposal (as described below) or is reasonably likely to lead to a Superior Proposal and (B) furnish to any person that has made (and not withdrawn) an unsolicited, bona fide, written Acquisition Proposal on or after August 18, 2015 that did not result from a breach of the Acquisition Agreement and that the Dot Hill Board determines in good faith (after consultation with a financial advisor of nationally recognized standing and its outside legal counsel) is a Superior Proposal or is reasonably likely to lead to a Superior Proposal any non-public information relating to Dot Hill or any of its subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable to Dot Hill than those contained in the confidentiality agreement by and between Dot Hill and Ultimate Parent; provided, however, that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) none of Dot Hill or any of its subsidiaries has breached or violated non-solicitation obligations or requirements regarding the Company Board Recommendation set forth in the Agreement, (2) the Dot Hill Board has determined in good faith (after consultation with outside legal counsel) that such action is reasonably required to comply with its fiduciary duties to the stockholders of Dot Hill under Delaware law, (3) at least forty-eight (48) hours prior to taking any of the actions set forth in clauses (A) or (B), Dot Hill gives Parent written notice containing the information set forth in the paragraph immediately below, and of Dot Hill's intention to take such actions and (4) contemporaneously with furnishing any non-public information to such person, Dot Hill furnishes such non-public information to Parent (to the extent not previously furnished). Any violation of Dot Hill's nonsolicitation restrictions by any of Dot Hill's directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other advisors or representatives retained by any of them will constitute a breach of those restrictions by Dot Hill.

        In addition to Dot Hill's nonsolicitation obligations, Dot Hill must promptly, and in all cases within twenty-four (24) hours of its receipt, advise Parent in writing of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Transaction or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal or Acquisition Transaction, in each case, including the terms and conditions of such Acquisition Proposal or Acquisition Transaction, request or inquiry (unless such Acquisition Proposal is in written form, in which case Dot Hill must give Parent a copy thereof), and the identity of the person or group making any such Acquisition Proposal, request or inquiry. Dot Hill must keep Parent promptly and reasonably informed of the status, details, terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry. Dot Hill must provide Parent with at least forty-eight (48) hours' prior written notice of a meeting of the Dot Hill Board at which it is reasonably expected to consider an Acquisition Proposal or Acquisition Transaction, an inquiry relating to a potential Acquisition Proposal or Acquisition Transaction, or a request to provide nonpublic information to any person in relation to an Acquisition Proposal or Acquisition Transaction.

        Under the Acquisition Agreement, "Acquisition Proposal" means any offer, proposal or indication of interest (other than by Parent or Purchaser or any designees of Parent or Purchaser) relating to any Acquisition Transaction.

        Under the Acquisition Agreement, "Acquisition Transaction" means any transaction or series of related transactions (other than the transactions contemplated by the Acquisition Agreement) involving: (i) any acquisition or purchase by any person or "group" (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a fifteen percent (15%) interest in the total outstanding voting securities of Dot Hill or one or more of its subsidiaries that own or control more than fifteen percent (15%) of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of Dot Hill and its subsidiaries, taken together as a whole, or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined in or under Section 13(d) of the Exchange Act) beneficially owning more than fifteen percent (15%) of the total outstanding voting securities of Dot Hill or one or more of its subsidiaries that own or control more than fifteen percent (15%) of the consolidated assets (measured by the lesser of book or fair market value at the time of determination), revenues or earnings (measured as of the 12-month period immediately preceding the date of determination) of Dot Hill and its subsidiaries, taken together as a whole; (ii) any merger, consolidation, business combination or other similar transaction pursuant to which Dot Hill stockholders immediately preceding such transaction hold, directly or indirectly, less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than fifteen percent (15%) of the consolidated assets of Dot Hill and its subsidiaries, taken together as a whole (measured by the lesser of book or fair market value thereof); (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Dot Hill or any of its subsidiaries or (v) any combination of the foregoing.

        Under the Acquisition Agreement, "Superior Proposal" means any unsolicited, bona fide written offer or proposal to acquire at least ninety percent (90%) of the outstanding voting securities of Dot Hill which Dot Hill Board will have determined in good faith (after consultation with a financial advisor of nationally recognized standing and outside legal counsel, and after taking into account all aspects of such offer or proposal, including the identity of the third party making such offer or proposal, all financial, legal and regulatory aspects of such offer or proposal, the conditions to and prospects for completion of such offer or proposal and the transaction(s) contemplated thereby, as well as any counter-offer or proposal made by Parent in response thereto) is more favorable to the Dot Hill stockholders (in their capacity as such), from a financial point of view, than the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) and, if applicable, any counter-offer or proposal made by Parent or any of its affiliates in response thereto.

        Change in Board Recommendation.    The Dot Hill Board has unanimously (i) determined that the Acquisition Agreement is advisable, (ii) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of Dot Hill and its stockholders, (iii) approved the execution, delivery and performance by Dot Hill of the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iv) agreed that the Merger will be governed by Section 251(h) of the DGCL, and (v) resolved to recommend that Dot Hill's stockholders tender their Shares to Purchaser pursuant to the Offer (the "Company Board Recommendation"). Neither the Dot Hill Board nor any committee thereof will (A) fail to make, withhold, withdraw, amend, qualify or modify, or publicly propose to refuse to make, withhold, withdraw, amend, qualify or modify, the Company Board Recommendation, (B) approve, endorse or recommend an Acquisition Proposal, or fail to publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer for Shares within ten (10) business days after commencement of such offer or fail to reaffirm the Company Board Recommendation within such ten (10) business day-period, (C) fail to include the Company Board Recommendation in the Schedule 14D-9, (D) fail to reaffirm the Company Board Recommendation within three (3) business days of a written request to do so by Parent (provided that, unless an Acquisition Proposal is publicly disclosed, Parent may only make two (2) such requests), or (E) resolve, agree or publicly propose to take any of the foregoing actions (any action described in the preceding clauses (A) - (E) being referred to collectively as a "Company Board Recommendation Change"); provided, however, that notwithstanding the foregoing, a "stop, look and listen" communication by the Dot Hill Board pursuant to and in compliance with Rule 14d9-(f) of the Exchange Act will not be deemed to be a Company Board Recommendation Change and will not require compliance with the procedures set forth in this paragraph.

        At any time prior to the Acceptance Time, the Dot Hill Board may effect a Company Board Recommendation Change, if (A) the Dot Hill Board has received an unsolicited, bona fide, written Acquisition Proposal and after consultation with a financial advisor of nationally recognized standing and outside legal counsel, the Dot Hill Board will have determined, in good faith, that such Acquisition Proposal constitutes a Superior Proposal, (B) such Acquisition Proposal did not arise out of a breach of the non-solicitation obligations or board recommendation obligations set forth in the Acquisition Agreement, (C) the Dot Hill Board has determined in good faith (after consultation with outside legal counsel and after considering in good faith any proposal made by Parent pursuant to clause (E) below), that, in light of the foregoing Superior Proposal, the Dot Hill Board is reasonably required to effect a Company Board Recommendation Change in order to comply with its fiduciary duties to the Dot Hill stockholders under Delaware law, (D) prior to effecting such Company Board Recommendation Change, the Dot Hill Board will have given Parent at least five (5) business days' prior written notice thereof (a "Determination Notice") (which Determination Notice will not constitute a Company Board Recommendation Change), which Determination Notice will attach such Superior Proposal and all contracts and other written materials provided by the person making such Superior Proposal (including any definitive agreements and financing commitment letters relating thereto), and the opportunity to meet (which may be telephonic) with the Dot Hill Board (or its designees) and its outside legal counsel during such five-business day period, with the purpose and intent of enabling Parent and Dot Hill to discuss in good faith a modification of the terms and conditions of the Acquisition Agreement so that the Acquisition Proposal that is the subject of the foregoing Determination Notice is no longer a Superior Proposal (it being understood and agreed that in the event of any material amendment to any Acquisition Proposal that is the subject of a previously delivered Determination Notice, the Dot Hill Board will not be permitted to effect a Company Board Recommendation Change with respect to such Acquisition Proposal, as so amended, unless and until Dot Hill gives Parent another Determination Notice based on such Acquisition Proposal, as so amended, at least three (3) business days prior to effecting such Company Board Recommendation Change on the basis of such Acquisition Proposal, as so amended, and the opportunity to meet (which may be telephonic) with the Dot Hill Board (or its designees) and its outside legal counsel during such three-business day period), (E) Parent has not made, within five (5) business days after receipt of the Determination Notice referenced in the preceding clause (D) (or within three (3) business days in the event of a material amendment to the Acquisition Proposal that is the subject of a previously delivered Determination Notice), a proposal for a transaction on the basis of which the Acquisition Proposal that is the subject of the Determination Notice referenced in the preceding clause (D) no longer constitutes a Superior Proposal relative to any transaction proposed by Parent; and (F) after the expiration of the five-business day period referenced in the preceding clauses (D) and (E) (or the three-business day period in the event of a material amendment to the amendment to the Acquisition Proposal that is the subject of a previously delivered Determination Notice) the Dot Hill Board determines in good faith (after consultation with its outside legal counsel) that it is still reasonably required to effect a Company Board Recommendation Change in respect of the Acquisition Proposal that is the subject of the Determination Notice referenced in the preceding clause (D) in order to comply with its fiduciary duties to Dot Hill's stockholders under Delaware law after considering in good faith any proposals made by Parent during the five-business day period referenced in the preceding clauses (D) and (E) (or the three-business day period in the event of a material amendment to the amendment to the Acquisition Proposal that is the subject of a previously delivered Determination Notice). The Company will keep confidential any such proposals made by Parent to revise the terms of the Acquisition Agreement, other than in the event of any amendment to the Acquisition Agreement and to the extent required to be disclosed in any SEC reports

        At any time prior to the Acceptance Time, the Dot Hill Board may effect a Company Board Recommendation Change in response to an Intervening Event (as described below) if (A) the Dot Hill Board will have determined in good faith (after consultation with outside legal counsel) that, in light of such Intervening Event, the Dot Hill Board is reasonably required to effect a Company Board Recommendation Change in order to comply with its fiduciary duties to Dot Hill stockholders under Delaware law, (B) prior to effecting such Company Board Recommendation Change, the Dot Hill Board will have given Parent a Determination Notice at least five (5) business days prior written notice thereof, which Determination Notice will specify in reasonable detail the facts underlying the determination that an Intervening Event has occurred and the rationale and basis for such Company Board Recommendation Change and the opportunity to meet (which may be telephonic) with the Dot Hill Board (or its designees) and its outside legal counsel, all with the purpose and intent of enabling Parent and Dot Hill to discuss in good faith a modification of the terms and conditions of the Acquisition Agreement so as to obviate the need to effect a Company Board Recommendation Change on the basis of such Intervening Event so that the transactions contemplated thereby may be effected, and (C) following the expiration of such five-business day period, the Dot Hill Board will have determined in good faith (after consultation with outside legal counsel) and after giving good faith consideration to any offer or proposal from Parent, that, in light of such Intervening Event, the Dot Hill Board is reasonably required to effect a Company Board Recommendation Change in order to comply with its fiduciary duties to the Dot Hill stockholders under Delaware law.

        Under the Acquisition Agreement, "Intervening Event" means, with respect to Dot Hill, a material fact, event, change, development or set of circumstances (other than, and not related to, an Acquisition Proposal) that (i) was neither known to nor reasonably foreseeable by any member of the Dot Hill Board, assuming consultation with the executive officers of Dot Hill, as of or prior to August 18, 2015, (ii) did not result from or arise out of the reasonably foreseeable consequences of the announcement or pendency of, or any actions required to be taken (or to be refrained from being taken) pursuant to, the Acquisition Agreement, and (iii) does not relate to, result from or arise out of any Acquisition Proposal (whether or not a Superior Proposal).

        Director and Officer Indemnification and Insurance.    After the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries to honor and fulfill Dot Hill's and its subsidiaries' obligations under their respective certificates of incorporation and bylaws (and other similar organizational documents) and all indemnification agreements in effect as of August 18, 2015 between Dot Hill or any of its subsidiaries and any of their respective current or former directors and officers (the "Company Indemnified Parties") (which, to the extent under Delaware law, will be honored for a period of six (6) years from the date the Merger is consummated, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the indemnification obligations described in this section titled "Director and Officer Indemnification Insurance").

        For six years after the Effective Time, Parent and the Surviving Corporation will maintain Dot Hill's current directors' and officers' liability insurance ("D&O Insurance") in respect of acts or omissions occurring at or prior to the Acceptance Time, covering each person covered by the D&O Insurance as of August 18, 2015, on terms with respect to the coverage and amounts no less favorable, in the aggregate, than those of the D&O Insurance in effect on August 18, 2015; provided, however, that the Surviving Corporation may, at its option, substitute policies containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance. Parent and the Surviving Corporation will not be obligated to pay annual premiums in excess of two hundred percent (200%) of the amount paid by Dot Hill for coverage for its last full fiscal year (such two hundred percent (200%) amount, the "Maximum Annual Premium"), except that if the annual premiums of such insurance coverage exceed that amount, Parent and the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Before the Acceptance Time, Dot Hill may purchase a six-year "tail" prepaid policy (the "Tail Policy") on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. If Dot Hill purchases a Tail Policy before the Acceptance Time, Parent and the Surviving Corporation will maintain the Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of the obligations under the first sentence of this paragraph for so long as such Tail Policy is maintained.

        If Parent or the Surviving Corporation or any of its successors or assigns consolidate with or merge into any other person and are not the continuing or surviving corporation or entity of such consolidation or merger or transfer all or substantially all of its properties and assets to any person, then proper provisions will be made so that the successors and assigns of Parent and the Surviving Corporation will assume all of the obligations of Parent and Dot Hill in this section titled "Director and Officer Indemnification and Insurance".

        The obligations in this section titled "Director and Officer Indemnification and Insurance" will not be terminated, amended or otherwise modified in a manner as to adversely affect any Company Indemnified Party (or any other person who is a beneficiary under the D&O Insurance or the Tail Policy referred to above) (and their heirs and representatives) without the prior written consent of such person.

        Termination Prior to Acceptance Time.    The Acquisition Agreement and the Offer can be terminated and abandoned prior to the Acceptance Time only as follows:

  •
  by mutual written agreement of Parent and Dot Hill;

  •
  by either Parent or Dot Hill, if the Offer has expired or been terminated in accordance with the terms of the Acquisition Agreement without Purchaser (or Parent on Purchaser's behalf) having accepted for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Acquisition Agreement pursuant to this paragraph will not be available to any party whose action or failure to fulfill any obligation under the Acquisition Agreement was the principal cause of or resulted (i) in any of the conditions to the Offer having failed to be satisfied, or (ii) in the expiration or termination of the Offer in accordance with the terms of the Acquisition Agreement without Purchaser (or Parent on Purchaser's behalf) having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Acquisition Agreement;

  •
  by Parent or Dot Hill, if Purchaser (or Parent on Purchaser's behalf) has not accepted for payment any Shares pursuant to the Offer on or before 11:59 p.m. (Pacific time) on February 18, 2016 (the "First Termination Date"); provided, however, that (i) in the event that all of the conditions to the Offer (other than the Regulatory Condition) are satisfied prior to the First Termination Date but the Regulatory Condition is not satisfied at least 24 hours prior to the First Termination Date, either Parent or Dot Hill may elect, by notice to the other party at least 24 hours prior to the First Termination Date, to extend the First Termination Date to 11:59 p.m. (Pacific time) on August 18, 2016 (the "Extended Termination Date"); provided, however, that notwithstanding the foregoing, if the First Termination Date is extended to the Extended Termination Date but certain conditions to the Offer are not satisfied at any time thereafter as a result of the previous or ongoing occurrence of a fact, event, circumstance or change or effect that, individually or when taken together with all other such facts, events, circumstances, changes or effects is or is reasonably likely to result in (1) any enforcement action by the SEC or its staff, (2) a restatement of any financial statements of Dot Hill's SEC reports or (3) the inability of Dot Hill to reregister from its public reporting obligations under the Exchange Act within ten (10) business days immediately following the filing of a Form 15 immediately following the Effective Time (clauses (x)(1), (x)(2) or (x)(3) of the definition of "Company Material Adverse Effect"), Parent will be entitled to terminate the Acquisition Agreement at any time that such Company Material Adverse Effect is continuing; and provided, further, the right to terminate the Acquisition Agreement pursuant to this paragraph will not be available to any party whose action or failure to fulfill any obligation under the Acquisition Agreement has been the principal cause of or resulted (i) in any of the conditions to the Offer having failed to be satisfied on or before the First Termination Date (or, if the First Termination Date is extended to the Extended Termination Date in accordance with this paragraph, on or before the Extended Termination Date), or (ii) in the expiration or termination of the Offer in accordance with the terms of the Acquisition Agreement without Purchaser having accepted for payment any Shares pursuant to the Offer, and in either such case, such action or failure to act constitutes a material breach of the Acquisition Agreement;

  •
  by Dot Hill if (i) there is of a breach of any covenant or agreement on the part of Parent or Merger Sub in the Acquisition Agreement such that has a Parent Material Adverse Effect (as described below), or (ii) any representation or warranty of Parent and Merger Sub in the Acquisition Agreement has become inaccurate in a manner that has a Parent Material Adverse Effect; provided, however, that if such breach, or such inaccuracies in such representations and warranties, are curable by Parent or Merger Sub through the exercise of commercially reasonable efforts, then Dot Hill will not be permitted to terminate the Acquisition Agreement pursuant to this paragraph until the earlier to occur of (A) ten (10) calendar days after delivery of written notice from Dot Hill to Parent of such breach or inaccuracy or (B) the termination by Parent and Merger Sub of commercially reasonable efforts to cure such breach or inaccuracy;

  •
  by Parent if (i) there is of a breach of any covenant or agreement on the part of Dot Hill in the Acquisition Agreement such that the conditions relating to Dot Hill's obligations under the Acquisition Agreement would not be satisfied at the time of such breach (assuming for such purposes that the time of such breach was the scheduled expiration of the Offer), or (ii) any representation or warranty of Dot Hill in the Acquisition Agreement has become inaccurate such that any of the conditions with respect to the accuracy of the Fundamental Representations, the Capitalization Representation or the other representations or warranties of Dot Hill would not be satisfied as of the time such representation and warranty became inaccurate (assuming for purposes of this paragraph that (x) the time of such inaccuracy was the scheduled expiration of the Offer and (y) the definition of "Company Material Adverse Effect" did not include the matters described in clauses (x)(1), (x)(2) or (x)(3) thereof (described in the previous bullet); provided, however, that if such breach, or such inaccuracies in such representations and warranties, are curable by Dot Hill through the exercise of commercially reasonable efforts, then Parent will not be permitted to terminate the Acquisition Agreement pursuant to this paragraph until the earlier to occur of (A) ten (10) calendar days after delivery of written notice from Parent to Dot Hill of such breach or inaccuracy or (B) the termination by Dot Hill of commercially reasonable efforts to cure such breach or inaccuracy;

  •
  by Parent if there is a Company Material Adverse Effect (assuming for purposes of this paragraph that the definition of "Company Material Adverse Effect" did not include the matters described in clauses (x)(1), (x)(2) or (x)(3) thereof (described in the second bullet of this section)), whether or not events or circumstances occurring prior to the execution and delivery of the Acquisition Agreement caused or contributed to the occurrence of such Company Material Adverse Effect;

  •
  by Parent, if (i) there is of a breach of any covenant or agreement on the part of Dot Hill in the Acquisition Agreement such that the conditions relating to Dot Hill's obligations under the Acquisition Agreement would not be satisfied at the time of such breach (assuming for such purposes that the time of such breach was the scheduled expiration of the Offer), or (ii) any representation or warranty of Dot Hill in the Acquisition Agreement has become inaccurate such that any of the conditions with respect to the accuracy of the Fundamental Representations, the Capitalization Representation or the other representations or warranties of Dot Hill would not be satisfied as of the time such representation and warranty became inaccurate (assuming for purposes of this paragraph that (x) the time of such inaccuracy was the scheduled expiration of the Offer and (y) the definition of "Company Material Adverse Effect" did not include the matters described in clause (x) thereof); provided, however, that if such breach, or such inaccuracies in such representations and warranties, are curable by Dot Hill through the exercise of commercially reasonable efforts, then Parent will not be permitted to terminate the Acquisition Agreement pursuant to this paragraph until the earlier to occur of (A) ten (10) calendar days after delivery of written notice from Parent to Dot Hill of such breach or inaccuracy or (B) the termination by Dot Hill of commercially reasonable efforts to cure such breach or inaccuracy;

  •
  by Parent, if there is a Company Material Adverse Effect of the type described in clause (y) or (z) of the definition of "Company Material Adverse Effect" (whether or not events or circumstances occurring prior to the execution and delivery of the Acquisition Agreement caused or contributed to the occurrence of such Company Material Adverse Effect);

  •
  by Parent if (i) Dot Hill has breached its obligations with respect to non-solicitation of alternative acquisition proposals or the Company Board Recommendation in any material respect (whether or not such breach results in an Acquisition Proposal); (ii) the Dot Hill Board or any committee thereof has effected a Company Board Recommendation Change for any reason; or (iii) Dot Hill enters into a definitive agreement with respect to an Acquisition Transaction (other than a confidentiality agreement entered into and in compliance with the terms of the Acquisition Agreement) or enters into any agreement or contract requiring Dot Hill to abandon or terminate its obligations under the Acquisition Agreement; or

  •
  by Dot Hill in order to enter into a definitive agreement to consummate a Superior Proposal, provided that (i) such Superior Proposal did not result from or arise out of a breach of its obligations with respect to nonsolicitation or the Company Board Recommendation, (ii) prior to terminating the Acquisition Agreement, the Dot Hill Board will have given Parent notice at least five (5) business days prior to terminating the Acquisition Agreement, which notice will attach such Superior Proposal and all contracts and other written materials provided by the person making such Superior Proposal (including any definitive agreements and financing commitment letters relating thereto), and the opportunity to meet (which may be telephonic) with the Dot

    Hill Board (or its designees) and its outside legal counsel, with the purpose and intent of enabling Parent and Dot Hill to discuss in good faith a modification of the terms and conditions of the Acquisition Agreement so that the Acquisition Proposal that is the subject of the foregoing notice is no longer a Superior Proposal (it being understood and agreed that in the event of any material amendment to any Acquisition Proposal that is the subject of a previously delivered notice, Dot Hill will give Parent another notice based on such Acquisition Proposal, as so amended, at least three (3) business days prior to terminating the Acquisition Agreement and the opportunity to meet (which may be telephonic) with the Dot Hill Board (or its designees) and its outside legal counsel), (iii) Parent will not have made, within five (5) business days after receipt of Dot Hill's written notice of its intention to terminate the Acquisition Agreement, a proposal for a transaction on the basis of which the Acquisition Proposal that is the subject of the notice referenced in the preceding clause (ii) (or within three (3) business days in the event of a material amendment to the Acquisition Proposal that is the subject of a previously delivered notice), no longer constitutes a Superior Proposal relative to any transaction proposed by Parent, and (iv) in connection with the termination of the Acquisition Agreement, Dot Hill tenders to Parent (and pays to Parent if Parent agrees to accept such payment) the Termination Fee Amount (as defined below in the section titled "Termination Fees") payable under the Acquisition Agreement.

        Under the terms of the Acquisition Agreement, "Parent Material Adverse Effect" means any fact, event, circumstance, change or effect that, individually or when taken together with all other such facts, events, circumstances, changes or effects, would reasonably be expected to materially impede the ability of Parent or Purchaser to consummate the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) in accordance with the terms of the Acquisition Agreement and applicable law.

        Under the terms of the Acquisition Agreement, "Company Material Adverse Effect" means any fact, event, circumstance, change or effects that exist or have occurred prior to or at the date of determination of the occurrence of the Company Material Adverse Effect, is or is reasonably likely to (x) result in (1) any enforcement action by the SEC or its staff, (2) a restatement of any financial statements of Dot Hill's SEC reports, or (3) the inability of the Company to deregister from its public reporting obligations under the Exchange Act within ten (10) business days immediately following the filing of a Form 15 immediately following the Effective Time); (y) materially impede the ability of Dot Hill or its subsidiaries to consummate the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) in accordance with the terms of the Acquisition Agreement and applicable law; or (z) be materially adverse to the business, operations, properties, assets (including intangible assets), liabilities, condition (financial or otherwise) or results of operations of Dot Hill and its subsidiaries, taken together as a whole; provided, however, that solely for purposes of the preceding clause (z) none of the following facts, events, circumstances, changes or effects, by itself or when aggregated with any one or more of the other such facts, events, circumstances, changes or effects, will be deemed to be or constitute a Company Material Adverse Effect and none of the following facts, events, circumstances, changes or effects, by itself or when aggregated with any one or more of the other such facts, events, circumstances, changes or effects, will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

            (i)  any general economic or political conditions (or changes in such conditions), including any changes arising out of acts of terrorism or war, provided that such changes do not have a disproportionate impact on Dot Hill and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Dot Hill and its subsidiaries conduct their businesses;

           (ii)  any conditions in the industry or industries in which Dot Hill primarily conducts business (or changes in such conditions), provided that such changes do not have a disproportionate impact on Dot Hill and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Dot Hill and its subsidiaries conduct their businesses;

          (iii)  any changes after the date hereof in laws or GAAP;

          (iv)  any changes arising from or otherwise relating to fluctuations in the value of any currency;

           (v)  any failure of Dot Hill to meet internal or analysts' expectations or projections or the results of operations of Dot Hill (provided, that any underlying fact, event, circumstance, change or effect that may have contributed to such failure will not be excluded from the determination of whether a Company Material Adverse Effect has occurred by reason of this clause (v));

          (vi)  any changes in the trading price of Shares or the trading volume of Shares (but not, in each case, the underlying cause of any such changes, unless such underlying change would otherwise be excepted from this definition);

         (vii)  any changes resulting from the execution and delivery of the Acquisition Agreement or the consummation of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger), or the public announcement or pendency of the Acquisition Agreement or the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) (provided that this clause will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Acquisition Agreement or the consummation of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger).

        Effect of Termination.    If the Acquisition Agreement is terminated it will be of no further force or effect without liability of any party or parties thereto to the other party or parties thereto, except (i) the notice obligations of the Acquisition Agreement, Dot Hill's obligations with respect to the payment of the Termination Fee Amount, and certain general provisions of the Acquisition Agreement, each of which will survive the termination of the Acquisition Agreement, and (ii) that nothing will relieve any party or parties thereto from liability for any willful or intentional breach of, or fraud in connection with, the Acquisition Agreement.

        Termination Fees.    If (i) following the execution and delivery of the Acquisition Agreement and before the termination thereof, a bona fide Acquisition Proposal has been publicly announced, or has been communicated to Dot Hill, (ii) the Acquisition Agreement is thereafter terminated pursuant to the second or third bullet of the section titled "Termination Prior to Acceptance Time", and (iii) within twelve (12) months following the termination of the Acquisition Agreement, either an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (i)) is consummated or Dot Hill enters into a letter of intent, memorandum of understanding or other contract providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (i)), then Dot Hill will pay Parent (or its designee), within one (1) business day after the event in the preceding clause (iii) that triggers the obligation to pay such fee, a fee in the amount of $27.1 million (the "Termination Fee Amount") payable in cash by wire transfer of immediately available funds to an account designated in writing by Parent (provided that for purposes of this paragraph, the references to "15%" and "85%" in the definition of "Acquisition Transaction" will be deemed to be references to "50%").

        If (i) following the execution and delivery of the Acquisition Agreement and prior to the breach or inaccuracy that forms the basis for the termination of the Acquisition Agreement, a bona fide Acquisition Proposal has been publicly announced or has been communicated or otherwise made known to Dot Hill and (ii) the Acquisition Agreement is thereafter terminated pursuant to section (i) of the fifth bullet of the section titled "Termination Prior to Acceptance Time," and (iii) within twelve (12) months following the termination of the Acquisition Agreement, either an Acquisition

Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (i)) is consummated or Dot Hill enters into a letter of intent, memorandum of understanding or other contract providing for an Acquisition Transaction (whether or not the Acquisition Transaction referenced in the preceding clause (i)), then Dot Hill will pay to Parent (or its designee), within one (1) business day after the event in the preceding clause (iii) that triggers the obligation to such fee, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Parent (provided that for purposes of this paragraph the references to "15%" and "85%" in the definition of "Acquisition Transaction" will be deemed to be references to "50%").

        If the Acquisition Agreement is terminated pursuant to the seventh bullet of the section titled "Termination Prior to Acceptance Time," Dot Hill will pay to Parent (or its designee), within two (2) business days after such termination, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Parent.

        If the Acquisition Agreement is terminated pursuant to the eighth bullet of the section titled "Termination Prior to Acceptance Time," Dot Hill will pay to Parent (or its designee), contemporaneously with such termination, the Termination Fee Amount in cash by wire transfer of immediately available funds to an account designated in writing by Parent.

        In no event will Dot Hill be required to pay the Termination Fee Amount on more than one occasion. If Dot Hill fails to pay the Termination Fee Amount in a timely manner and, in order to obtain such payment, Parent makes a claim that results in a judgment against Dot Hill, Dot Hill must promptly reimburse Parent its reasonable costs and expenses (including its reasonable attorneys' fees and expenses) incurred in connection with such suit, together with interest on the Termination Fee Amount at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of Termination Fee Amount is not in lieu of, or replacement or substitution for, damages incurred in the event of any breach of the Acquisition Agreement.

Other Agreements

  Support Agreements.

        The following directors and officers of Dot Hill, as owners of the Shares and Shares issuable upon exercise of outstanding options and restricted stock, as applicable, next to their names below, entered into Support Agreements with Parent and Purchaser (the "Support Agreements") that, among other things (i) restrict the transfer of their Shares; (ii) obligate each of them to grant an irrevocable proxy to Dot Hill to vote their respective Shares in favor of the adoption of the Acquisition Agreement and any other matter necessary for consummation of the transactions contemplated by the Acquisition Agreement and/or against any action or agreement which would in any material respect impede, interfere with or prevent the Offer or the Merger, including, but not limited to, any (a) Acquisition Proposal, (b) reorganization, recapitalization, dissolution, liquidation or winding-up of Dot Hill or any other extraordinary transaction involving Dot Hill other than the Merger, (c) action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such individual under his or her respective Support Agreement, or (d) corporate action or agreement, the consummation of which, or proposal, the approval of which, would reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger; (iii) obligate each of them to tender all their respective Shares that are not Restricted Shares in the Offer not later than the fifth business day after commencement of the Offer (or if such individual has not received the Offer Documents by such time, within two (2) business days following receipt of such documents) and no later than the third business day after such individual acquires beneficial ownership of any additional Shares, and (iv) obligate each of them not to tender their respective Restricted Shares in the Offer (except for Restricted Shares that will accelerate and fully vest as a result of the transactions contemplated by the Acquisition Agreement in accordance with the terms of the award agreements governing such Restricted Shares, which such Shares are obligated to be tendered along with the holder's freely held Shares).

  William Wuertz: 1,697 freely held Shares, 137,500 Shares issuable upon exercise of outstanding Options, and 75,000 Restricted Shares (plus up to 6,000 Shares subject to vesting contingent upon specified performance criteria);

  William G. Haskins: 3,781 freely held Shares, 162,500 Shares issuable upon exercise of outstanding Options, and 25,000 Restricted Shares (plus up to 6,000 Shares subject to vesting contingent upon specified performance criteria);

  Roderick M. Sherwood III: 42,500 freely held Shares, 215,000 Shares issuable upon exercise of outstanding Options, and 10,000 Restricted Shares;

  Richard Meija Jr.: 42,500 freely held Shares, 175,000 Shares issuable upon exercise of outstanding Options, and 10,000 Restricted Shares;

  Michael L. Flood: 19,747 freely held Shares, 173,402 Shares issuable upon exercise of outstanding options, and 16,667 Restricted Shares (plus up to 4,000 Shares subject to vesting contingent upon specified performance criteria);

  Kenneth F. Day: 57,825 freely held Shares, 455,000 Shares issuable upon exercise of outstanding Options, and 33,333 Restricted Shares (plus up to 8,000 Shares subject to vesting contingent upon specified performance criteria);

  Hanif I. Jamal: 215,261 freely held Shares, 1,105,167 Shares issuable upon exercise of outstanding Options, and 50,000 Restricted Shares (plus up to 12,000 Shares subject to vesting contingent upon specified performance criteria);

  Ernest Sampias: 5,000 freely held Shares and 50,000 Shares issuable upon exercise of outstanding Options;

  Debra E. Tibey: 25,000 freely held Shares, 145,000 Shares issuable upon exercise of outstanding Options, and 10,000 Restricted Shares;

  Dana W. Kammersgard: 662,023 freely held Shares (including 218 Shares held by Mr. Kammersgard's spouse), 1,977,500 Shares issuable upon exercise of outstanding Options, and 133,333 Restricted Shares (plus up to 32,000 Shares subject to vesting contingent upon specified performance criteria);

  Charles Christ: 268,061 freely held Shares, 185,000 Shares issuable upon exercise of outstanding Options, and 10,000 Restricted Shares; and

  Barry Rudolph: 22,500 freely held Shares, 135,000 Shares issuable upon exercise of outstanding Options, and 10,000 Restricted Shares.

        Based on the number of Shares outstanding as of August 18, 2015, the number of Shares beneficially owned by the stockholders that entered into the Support Agreements and eligible to be tendered in the Offer represent approximately 9.56% of Dot Hill's issued and outstanding common stock (including Shares which may be issued under outstanding Options exercisable within 60 days of August 18, 2015). This summary is qualified in its entirety by reference to the Form of Support Agreement, which is filed as Exhibit (a)(2)(B) to this Schedule TO and is incorporated by reference herein.

  Confidentiality Agreement

        On May 19, 2015, Dot Hill and Seagate Technology LLC, a Delaware limited liability company and an affiliate of Parent, Purchaser and Ultimate Parent, entered into a confidentiality agreement in order to facilitate the consideration and negotiation of a possible negotiated transaction involving the parties and/or their affiliates (the "Confidentiality Agreement"). Under the Confidentiality Agreement, Seagate Technology LLC and its affiliates and Dot Hill agreed, subject to certain exceptions, (i) not to make use of or disclose to any other person any of the other party's confidential information; (ii) to certain employee non-solicitation provisions for a period of twelve (12) months commencing on the date of the Confidentiality Agreement; and (iii) to certain standstill provisions during a fifteen (15) month period commencing on the date of the Confidentiality Agreement.

        The foregoing summaries of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated herein by reference.

12.  Purpose of the Offer; Plans for Dot Hill.

        Purpose of the Offer.    The purpose of the Offer is for Ultimate Parent to acquire control of, and all of the equity interests in, Dot Hill. The Offer, as the first step in the acquisition of Dot Hill, is intended to facilitate the acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The Merger Closing will take place promptly after the consummation of the Offer.

        If you sell your Shares in the Offer, you will cease to have any equity interest in Dot Hill or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Dot Hill. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Dot Hill.

        Merger Without a Meeting.    If the conditions to the Offer are satisfied and the Offer is consummated, we will not seek the approval of Dot Hill's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word "consummate" (and with correlative meaning, "consummation" and "consummating") means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of Dot Hill pursuant to and in accordance with Section 251(h) of the DGCL.

        Plans for Dot Hill.    It is expected that, initially following the Merger, the business and operations of Dot Hill will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Merger Closing, Parent may consolidate or reorganize certain corporate entities in Dot Hill's structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of Dot Hill as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of Dot Hill during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of

Dot Hill's business, operations, capitalization and management with a view to optimizing development of Dot Hill's potential.

        To the best knowledge of Parent and Purchaser, other than as disclosed in this Offer to Purchase (including the Support Agreements described in Section 8—"Certain Information Concerning Ultimate Parent, Parent and Purchaser"), no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Dot Hill, on the one hand, and Parent, Purchaser, or Dot Hill, on the other hand, existed as of August 18, 2015, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Dot Hill entering into any such agreement, arrangement or understanding.

        At the Effective Time, (a) the certificate of incorporation of Dot Hill will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware law and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be "Dot Hill Systems Corp." and (b) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of Delaware law, the certificate of incorporation of the Surviving Corporation and such bylaws. At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, appointed or qualified.

        Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—"Purpose of the Offer; Plans for Dot Hill—Plans for Dot Hill", Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Dot Hill or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Dot Hill or any of its subsidiaries, (iii) any material change in Dot Hill's capitalization or dividend policy, or (iv) any other material change in Dot Hill's corporate structure or business or composition of its management or board of directors.

13.  Certain Effects of the Offer.

        Market for the Shares.    If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger immediately following the Acceptance Time.

        Stock Quotation.    The Shares are currently listed on NASDAQ. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Parent. NASDAQ requires, among other things, that any listed shares of common stock have at least 1,250,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause Dot Hill to delist the Shares from NASDAQ.

        Margin Regulations.    The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Immediately following the consummation of the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Dot Hill to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Dot Hill to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Dot Hill, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Dot Hill and persons holding "restricted securities" of Dot Hill to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be "margin securities" or be eligible for listing on NASDAQ. We intend and will cause Dot Hill to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.

14.  Dividends and Distributions.

        The Acquisition Agreement provides that from August 18, 2015 to until the earlier to occur of (x) the Acceptance Time, (y) the Effective Time and (z) the termination of the Acquisition Agreement (pursuant to, and in accordance with its terms), unless expressly permitted by the Acquisition Agreement, set forth in a confidential disclosure schedule to the Acquisition Agreement or approved in advance in writing by Parent, other than cash dividends made by any direct or indirect wholly owned subsidiary of Dot Hill to Dot Hill or one of its subsidiaries, Dot Hill will not, and will cause its subsidiaries not to, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock.

15.  Certain Conditions to the Offer.

        Notwithstanding any other term of the Offer or the Acquisition Agreement, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares of Dot Hill promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date unless, at or prior to the Expiration Date:

  (1)
  at the scheduled expiration of the Offer, there will not have been validly tendered in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares) a number of Shares that, taken together with any Shares then owned by Parent and Purchaser, represent a majority of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received," as such term is defined in Section 251(h) of the DGCL, by the Depositary pursuant to such procedures) (the "Minimum Condition");

  (2)
  at the scheduled expiration of the Offer, either (A) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976,

    as amended (the "HSR Act"), have not expired or been terminated, or (B) the waiting periods (and extensions thereof) applicable to the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) under the antitrust laws of any jurisdiction outside the United States that are applicable to such transactions in the reasonable judgment of Parent have not expired or been terminated, or (C) any approvals, consents, authorizations or similar clearances required under the antitrust laws of any jurisdiction outside of the United States that are applicable to such transactions in the reasonable judgment of Parent have not been received or obtained ((A), (B) and (C) together, the "Regulatory Condition");

  (3)
  (A) Dot Hill has breached or failed to perform in any material respect any of its covenants or obligations under the Acquisition Agreement to be complied with or performed prior to the scheduled expiration of the Offer and such breach or failure to perform will be continuing as of immediately prior to the scheduled expiration of the Offer, or, (B) in the event that Dot Hill would be required, under the Exchange Act, to file any Annual Report on Form 10-K or Quarterly SEC Report on Form 10-Q within ten (10) business days immediately following an Expiration Date of the Offer, Dot Hill has failed to file an Annual Report or Quarterly Report (and all certifications required under the Exchange Act to be filed or furnished with the SEC in connection therewith);

  (4)
  (A) any of the Fundamental Representations will not have been true and correct as of August 18, 2015 or will not have been true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct as of such specified date); (B) the Capitalization Representation will not have been true and correct as of August 18, 2015 or will not have been true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such date (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct as of such specified date), except where the failure to be true and correct would not reasonably be expected to result in additional cost, expense or liability to Dot Hill, Parent and their affiliates, individually or in the aggregate, of more than $1 million; or (C) any of the representations and warranties of Dot Hill set forth in the Acquisition Agreement (other than the Fundamental Representations and the Capitalization Representation), disregarding any "materiality" and "Company Material Adverse Effect" or other similar qualifications set forth in all such representations or warranties, will not have been true and correct as of August 18, 2015 or will not have been true and correct as of immediately prior to the scheduled expiration of the Offer with the same force and effect as if made on and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true and correct in all respects as of such specified date), except in the case as described in this clause (C), to the extent that the facts and circumstances causing or resulting in any such representations and warranties not to be true and correct as of August 18, 2015, or as of immediately prior to the scheduled expiration of the Offer (or as of the date specified in the representation or warranty) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

  (5)
  any Company Material Adverse Effect will have occurred or exist on or prior to, and will be continuing on the date of, the scheduled expiration of the Offer (whether or not events or circumstances occurring prior to the execution and delivery of the Acquisition Agreement caused or contributed to the occurrence of such Company Material Adverse Effect);

  (6)
  Dot Hill will not have delivered to Parent and Purchaser a certificate dated as of the Expiration Date signed on its behalf by the Chief Executive Officer and Chief Financial

    Officer of Dot Hill to the effect that the conditions described in (3), (4) and (5) above have been satisfied;

  (7)
  any governmental authority will have:

  (A)
  enacted, issued, promulgated, entered, enforced or deemed applicable to any of the transactions contemplated by the Acquisition Agreement (including the Offer or the Merger) any applicable law that has the effect of making the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger), or

  (B)
  issued or granted any order that remains in effect and has the effect of making any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) illegal or which has the effect of prohibiting or otherwise preventing the consummation of any of the transactions contemplated by the Acquisition Agreement (including the Offer and the Merger) ((A) and (B) together, the "Governmental Authority Condition");

  (8)
  there will be pending any legal proceeding brought by any governmental authority against Parent, Purchaser, Dot Hill or any of their respective affiliates:

  (A)
  seeking to enjoin the acquisition by Purchaser (or Parent on Purchaser's behalf) of any Shares pursuant to the Offer or, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Acquisition Agreement or the Support Agreements (including the voting provisions thereunder),

  (B)
  seeking to impose limitations on the ability of Purchaser (or Parent on Purchaser's behalf), or render Purchaser (or Parent on Purchaser's behalf) unable, to (1) accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or (2) exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to the Dot Hill stockholders,

  (C)
  seeking to (1) compel Parent or any of its subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Dot Hill, the surviving corporation of the Merger, Parent, Purchaser or any of their respective subsidiaries, (2) compel Parent or any of its subsidiaries to conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of Dot Hill, the surviving corporation of the Merger, Parent, Purchaser or any of their respective subsidiaries in any manner, or (3) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Dot Hill, the surviving corporation of the Merger, Parent, Purchaser or any of their respective subsidiaries, or

  (D)
  which otherwise would be reasonably expected to have a Company Material Adverse Effect; or

  (9)
  the Acquisition Agreement will have been terminated in accordance with its terms.

        As used herein, "Fundamental Representations" means the representations and warranties of Dot Hill with respect to organization and good standing, authorization and enforceability, absence of certain changes and Company Material Adverse Effect, and brokers.

        As used herein, the "Capitalization Representation" means the representations and warranties of Dot Hill with respect to capitalization.

        Parent and Purchaser may increase the Offer Price or otherwise amend, modify, or make changes to the terms and conditions of the Offer; provided, however, that unless otherwise provided by the Acquisition Agreement or previously approved by Dot Hill in writing, neither Parent nor Purchaser may make any change to the terms and conditions of the Offer that:

  •
  decreases the Offer Price;

  •
  changes the form of consideration to be paid in the Offer;

  •
  reduces the number of Shares sought to be purchased in the Offer;

  •
  waives, amends, modifies or otherwise changes the Minimum Condition;

  •
  amends, modifies or otherwise changes any conditions to the Offer (other than the Minimum Condition) in a manner that adversely impacts or reasonably could adversely impact Dot Hill's stockholders in any material respect;

  •
  imposes conditions to the Offer that are in addition to the conditions to the Offer set forth in the Acquisition Agreement;

  •
  extends or otherwise changes the Expiration Date in a manner other than as required or permitted by the Acquisition Agreement; or

  •
  provides any "subsequent offering period" within the meaning of Rule 14d-11 promulgated under the Exchange Act.

16.  Certain Legal Matters; Regulatory Approvals.

        General.    Except as described in this Section 16, including HSR approval, based on our examination of publicly available information filed by Dot Hill with the SEC and other information concerning Dot Hill, we are not aware of any governmental license or regulatory permit that appears to be material to Dot Hill's business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Parent or Purchaser as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under "State Takeover Laws," such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dot Hill's business, any of which under certain conditions specified in the Acquisition Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—"Certain Conditions to the Offer".

        Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless specified information and documentary material (including the "Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Parent of a Premerger

Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division.

        Parent and Dot Hill filed their Premerger Notification and Report Forms on August 28, 2015 with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger is expected to expire at 11:59 p.m. New York City time, on September 14, 2015, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a "Second Request") prior to that time. If within the fifteen calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the reviewing antitrust agency terminates the additional waiting period before its expiration. After the expiration of the ten (10) calendar day waiting period, the waiting period could be extended only by court order or with Parent's consent. In practice, complying with a Second Request can take a significant period of time. Although Dot Hill is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Dot Hill's failure to make those filings nor a request for additional documents and information issued to Dot Hill from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The FTC and the Antitrust Division may scrutinize the legality of Purchaser's proposed acquisition of Shares under the antitrust laws. At any time before or after Purchaser's acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Dot Hill, or any of their respective subsidiaries or affiliates, or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—"Certain Conditions to the Offer."

        State Takeover Laws.    A number of states (including Delaware, where Dot Hill is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.

        In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three (3) years following the time such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the board of directors of such corporation before such person became an "interested stockholder." The Dot Hill Board has approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, and the Merger, for purposes of Section 203 of the DGCL.

        Based on information supplied by Dot Hill and the approval of the Acquisition Agreement and the transactions contemplated by the Acquisition Agreement by the Dot Hill Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor Dot Hill has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. See Section 15—"Certain Conditions to the Offer".

        Certain Litigation.    Beginning on August 25, 2015, four putative class-action lawsuits challenging the Merger (captioned Jerry A. Sacks IRA v. Kammersgard, C.A. No. 11428-VCN (filed August 25, 2015); Ahmadi v. Christ, C.A. No. 11432-VCN (filed August 26, 2015); Trager v. Dot Hill Systems Corp., C.A. No. 11439-VCN (filed August 27, 2015); and Morris Akerman v. Dot Hill Systems Corp., C.A. No. to be assigned (filed September 1, 2015)) were filed in the Court of Chancery for the State of Delaware (the "Stockholder Litigation"). The Stockholder Litigation was filed against: (i) each member of Dot Hill's Board of Directors, (ii) Ultimate Parent, (iii) Parent, and (iv) Purchaser. The complaints generally allege that Dot Hill's directors breached their fiduciary duties in connection with the proposed acquisition by, among other things, (a) agreeing to sell Dot Hill at an inadequate price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Acquisition Agreement that allegedly deter alternative bids. The complaints also allege that Dot Hill, Ultimate Parent, Parent, and Purchaser aided and abetted these alleged breaches of fiduciary duty. The plaintiffs seek, among other things, an injunction against the consummation of the Offer, the Merger and the other transactions contemplated by the Acquisition Agreement, and an award of costs and expenses, including a reasonable allowance for attorneys' and experts' fees.

17.  Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Dot Hill who have not properly tendered their Shares in the Offer, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the "fair value" of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. Dot Hill's Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the Schedule 14D-9 and Annex III thereto carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        As described more fully in Dot Hill's Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Dot Hill at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Dot Hill of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer;

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  •
  comply with the provisions in Section 262 of the DGCL for perfecting appraisal rights thereafter.

        The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

        The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your tendered Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your tendered Shares.

18.  Fees and Expenses.

        Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

        The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

        Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.  Miscellaneous.

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

        No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

        Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Dot Hill is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten (10) business days from the date of this Offer to Purchase, setting forth the recommendation of the Dot Hill Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—"Certain Information Concerning Dot Hill" above.

Denali Acquisition Sub Corp.

September 1, 2015

 SCHEDULE I

INFORMATION RELATING TO PURCHASER, PARENT AND ULTIMATE PARENT

        Purchaser.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Seagate Technology plc, 38/39 Fitzwilliam Square, Dublin, Ireland, and the telephone number is (353) (1) 234-3136. Purchaser is a Delaware corporation, the principal business of which is acquiring Dot Hill.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Patrick J. O'Malley	U.S.	Mr. O'Malley has served as Purchaser's Treasurer and director since August 2015, Parent's Director, EVP and CFO since February 2010, and Ultimate Parent's Executive Vice President, Chief Financial Officer since August 2008.
Regan J. MacPherson	U.S.

Ms. MacPherson has served as Purchaser's Secretary and director since August 2015. Ms. MacPherson has served as Ultimate Parent's Vice President and Interim General Counsel since August 2015. She served as Deputy General Counsel of Ultimate Parent from September 2013 until August 2015. Prior to that, she served at Ultimate Parent as Assistant General Counsel from 2010 through 2013, Associate General Counsel from 2008 to 2010 and a Senior Manager in Legal from 2005 to 2008.

Phil Brace	U.S., Canada

Mr. Brace has served as Purchaser's President since August 2015 and Ultimate Parent's President, Cloud Systems and Electronics Solutions since July 2015. Mr. Brace joined Ultimate Parent in September 2, 2014 as Executive Vice President and Chief Technology Officer of Silicon Solutions, and was promoted to Interim President of Cloud Systems and Electronics Solutions on April 30, 2015. He was previously employed by LSI Corporation ("LSI") from August 2005 through September 2014. At LSI, he was the Executive Vice President of the Storage Solutions Group from July 2012 to September 2014, Senior Vice President and General Manager from January 2009 to July 2012, and Senior Vice President of Corporate Planning and Marketing from August 2005 to January 2009.

        Parent.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Seagate Technology plc, 38/39 Fitzwilliam Square, Dublin, Ireland, and the telephone number is (353) (1) 234-3136. Parent is an exempted company with limited liability organized under the laws of the Cayman Islands and is the sole shareholder of Purchaser.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Patrick J. O'Malley	U.S.	Mr. O'Malley has served as Purchaser's Treasurer and director since August 2015, Parent's Director, EVP and CFO since February 2010, and Ultimate Parent's Executive Vice President, Chief Financial Officer since August 2008.
Kenneth Massaroni	U.S.

Mr. Massaroni has served as Parent's Director, EVP, Chief Administrative Officer, General Counsel and Company Secretary since February 2010 and Ultimate Parent's Executive Vice President, General Counsel and Chief Administrative Officer since July 2011. Prior to that, he served as Ultimate Parent's Senior Vice President, General Counsel and Corporate Secretary from April 2008 through July 2011; Vice President and Acting General Counsel from December 2007 to April 2008; and Vice President of Intellectual Property from 2006 to December 2007.

        Ultimate Parent.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Ultimate Parent. Unless otherwise indicated, the current business address of each person is c/o Seagate Technology plc, 38/39 Fitzwilliam Square, Dublin, Ireland, and the telephone number is (353) (1) 234-3136. Ultimate Parent is a public limited company incorporated in Ireland and indirectly wholly owns Parent and Purchaser.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Stephen J. Luczo	U.S.	Mr. Luczo, has served as Ultimate Parent's CEO since January 2009 and as Chairman of the Board since 2002. Mr. Luczo joined Ultimate Parent in October 1993 as Senior Vice President of Corporate Development. In September 1997, he was promoted to President and Chief Operating Officer of Seagate Technology (Seagate Technology plc's predecessor) and, in July 1998, he was promoted to CEO at which time he joined the Board as a director of Seagate Technology. Mr. Luczo resigned as CEO effective as of July 2004, but remained as Chairman of the Board. He served as non-employee Chairman from October 2006 to January 2009. From October 2006 until he rejoined Ultimate Parent in January 2009, Mr. Luczo was a private investor. Mr. Luczo also served as Ultimate Parent's President from January 2009 until October 2013.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Phil Brace	U.S., Canada

Mr. Brace has served as Purchaser's President since August 2015 and Ultimate Parent's President, Cloud Systems and Electronics Solutions since July 2015. Mr. Brace joined Ultimate Parent in September 2, 2014 as Executive Vice President and Chief Technology Officer of Silicon Solutions, and was promoted to Interim President of Cloud Systems and Electronics Solutions on April 30, 2015. He was previously employed by LSI from August 2005 through September 2014. At LSI, he was the Executive Vice President of the Storage Solutions Group from July 2012 to September 2014, Senior Vice President and General Manager from January 2009 to July 2012, and Senior Vice President of Corporate Planning and Marketing from August 2005 to January 2009.

William D. Mosley	U.S.

Mr. Mosley has served as Ultimate Parent's President, Operations and Technology since October 2013 and as Executive Vice President, Operations from March 2011 until October 2013. Prior to that, he served as Executive Vice President, Sales and Marketing from September 2009 through March 2011; Executive Vice President, Sales, Marketing and Product Line Management from February 2009 to September 2009; Senior Vice President, Global Disk Storage Operations from 2007 to 2009; and Vice President, Research and Development, Engineering from 2002 to 2007.

Albert A. "Rocky" Pimentel	U.S.

Mr. Pimentel has served as Ultimate Parent's President of Global Markets and Customers since October 2013 and as Executive Vice President, Chief Sales and Marketing Officer from April 2011 until October 2013. Prior to that, Mr. Pimentel served as a director of Ultimate Parent from 2009 until his resignation from the Board of Directors in April 2011. Mr. Pimentel served as Chief Operating Officer and Chief Financial Officer at McAfee, Inc., from 2008 until he retired in August 2010.

Patrick J. O'Malley	U.S.

Mr. O'Malley has served as Purchaser's Treasurer and director since August 2015, Parent's Director, EVP and CFO since February 2010, and Ultimate Parent's Executive Vice President, Chief Financial Officer since August 2008.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Kenneth Massaroni	U.S.

Mr. Massaroni has served as Parent's Director, EVP, Chief Administrative Officer, General Counsel and Company Secretary since February 2010 and Ultimate Parent's Executive Vice President, General Counsel and Chief Administrative Officer since July 2011. Prior to that, he served as Ultimate Parent's Senior Vice President, General Counsel and Corporate Secretary from April 2008 through July 2011; Vice President and Acting General Counsel from December 2007 to April 2008; and Vice President of Intellectual Property from 2006 to December 2007.

Mark Re	U.S.

Mr. Re has served as Ultimate Parent's Senior Vice President, Research and Development since July 2013. Prior to that, he served as Ultimate Parent's Vice President, Research, from August 2003 to August 2006. Mr. Re currently serves on the Scientific Advisory Board for the Data Storage Institute, as well as on the Pittsburgh Technology Council and the Advanced Storage Technology Consortium.

Douglas DeHaan	U.S.

Mr. DeHaan has been Ultimate Parent's General Manager, Samsung HDD Products since September 2012. Prior to that, he served as Ultimate Parent's Senior Vice President, Operations and Materials, from February 2009 until September 2012; Senior Vice President of Quality from 2008 to 2009; and Senior Vice President of Product and Process Development, Core Products, from 2003 to 2008.

David H. Morton Jr.	U.S.

Mr. Morton has served as Ultimate Parent's Senior Vice President, Finance, Treasurer and Principal Accounting Officer since April 2014 and Ultimate Parent's Vice President, Finance, Treasurer and Principal Accounting Officer from October 2009 to April 2014; Vice President of Finance, Sales and Marketing from March 2009 to October 2009; Vice President of Sales Operations from July 2007 to March 2009; Vice President of Finance, Storage Markets from October 2006 to July 2007; Executive Director of Consumer Electronics Finance from October 2005 to October 2006; and Executive Director of Corporate FP&A from June 2004 to October 2005.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Frank J. Biondi, Jr.	U.S.

Mr. Biondi has served as a director of Ultimate Parent since 2005. He is Senior Managing Director of WaterView Advisors LLC, a private equity fund specializing in media, a position he has held since June 1999. Mr. Biondi currently serves on the boards of directors of Amgen, Inc., Hasbro, Inc., Cablevision Systems Corporation and RealD, Inc. Within the past five years, Mr. Biondi has served as a member of the board of directors of Yahoo!, Inc.

Michael R. Cannon	U.S.

Mr. Cannon has served as a director of Ultimate Parent since 2011. Mr. Cannon served as President, Global Operations of Dell Inc. from February 2007 until his retirement in January 2009, and as a consultant to Dell Inc. from January 2009 until January 2011. Mr. Cannon served on the board of directors of IBM from October 2006 until February 2007 and on the board of directors of Elster Group SE from September 2010 through August 2012. He has served on the board of directors of Adobe Systems since 2003 and on the board of directors of Lam Research Corporation since February 2011. He was appointed to the board of directors of Dialog Semiconductor plc in February 2013 and serves on its Compensation Committee and Nominating and Governance Committee.

Mei-Wei Cheng	U.S.

Mr. Cheng has served as a director of Ultimate Parent since 2012. Mr. Cheng served as CEO of Siemens North East Asia and President and CEO of Siemens Ltd., China from July 2010 until April 2014. Within the past five years, Mr. Cheng has served as a member of the board of directors of Diebold, Inc.

William T. Coleman III	U.S.

Mr. Coleman has served as a director of Ultimate Parent since 2012. Mr. Coleman has been a partner with Alsop Louie Partners, a venture capital firm that invests in early stage technology, since June of 2010. Mr. Coleman also served as the Chairman and CEO of Resilient Network Systems, Inc. from January 2013 until January 2014. Within the past five years, Mr. Coleman has also served on the boards of directors of Palm, Inc., Symantec Corp., Framehawk, Inc., and Resilient Network Systems, Inc.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Jay L. Geldmacher	U.S.

Mr. Geldmacher has served as a director of Ultimate Parent since 2012. Mr. Geldmacher has served as CEO of Artesyn Embedded Technologies, a spin-off from the Embedded Computing and Power business of Emerson Electric Co., since November, 2013. Between 2007 and November 2013, Mr. Geldmacher served as Executive Vice President of Emerson Electric Company and President of Emerson Network Power's Embedded Computing & Power Group, which designs, manufactures and distributes embedded computing and embedded power products, systems and solutions. Mr. Geldmacher currently serves as a director of Owens-Illinois,  Inc., which position he has held since 2008; he also serves as a member of the Audit and Nominating and Corporate Governance Committee of Owens-Illinois.

Stephanie Tilenius	U.S.

Ms. Tilenius has served as a director of Ultimate Parent since 2014. Ms. Tilenius has been Executive-in-Residence at Kleiner Perkins Caufield & Byers, a venture capital firm, since June 2012, primarily focusing on companies within its Digital Growth Fund. From February 2010 until June 2012, Ms. Tilenius was vice president of global commerce and payments at Google, Inc., where she oversaw digital commerce, product search and payments. Ms. Tilenius has served as a member of Coach Inc.'s board of directors since August 2012. She is on the board of directors of Tradesy, and RedBubble, and serves as Chair of the Advisory Board of the Harvard Business School California Research Center.

Kristen M. Onken	U.S.	Ms. Onken has served as a director of Ultimate Parent since 2011. Ms. Onken served on the board of Silicon Laboratories Inc. from September 2007 through April 2013.
C.S. Park	U.S.

Dr. Park has served as a director of Ultimate Parent since 2006. Within the past five years, Dr. Park has served as a member of the boards of directors of Computer Sciences Corporation, SMART Modular Technologies, Inc., Brooks Automation, Inc., Enphase Energy, Inc. and Ballard Power Systems, Inc.

Gregorio Reyes	U.S.

Mr. Reyes has served as a director of Ultimate Parent since 2004. Mr. Reyes has been a private investor and management consultant since 1994. In the past 5 years, Mr. Reyes has served as non-executive Chairman of LSI, and non-executive Chairman of Dialog Semiconductor plc. Mr. Reyes currently serves on the board of directors of RiverMeadow.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Edward J. Zander	U.S.

Mr. Zander has served as a director of Ultimate Parent since 2009. Mr. Zander has served as a member of the board of directors of NetSuite,  Inc. since 2009. Within the past five years, Mr. Zander has served as a member of the board of directors of Netezza Corporation.

        During the last five years, none of the persons listed in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, none of the persons listed in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.